PRELIMINARY COPY - SUBJECT TO COMPLETION - DATED DECEMBER 1218, 2018 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 14A Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 1) Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐ Check the appropriate box:  Preliminary Proxy Statement ☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) ☐ Definitive Proxy Statement ☐ Definitive Additional Materials ☐ Soliciting Material under Rule 14a-12 Luby’s Inc. (Name of Registrant as Specified in Its Charter) (Name of Person(s) Filing Proxy Statement, if other than the Registrant) Payment of Filing Fee (Check the appropriate box): ☒ No fee required ☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11 (1) Title of each class of securities to which transaction applies: (2) Aggregate number of securities to which transaction applies: (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): (4) Proposed maximum aggregate value of transaction: (5) Total fee paid: ☐ Fee paid previously with preliminary materials. ☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. (1) Amount Previously Paid: (2) Form, Schedule or Registration Statement No.: (3) Filing Party: (4) Date Filed: 1

Luby’s, Inc. 13111 Northwest Freeway Suite 600 Houston, Texas 77040 713-329-6800 www.lubysinc.com December [•], 2018 Dear Fellow Shareholder: It is my pleasure to invite you to attend the Annual Meeting of Shareholders of Luby’s, Inc. to be held on [•], 2019, at [•] a.m., Houston time, at [•] (the "Annual Meeting"). All record holders of outstanding shares of Luby’s, Inc. (the "Company") common stock at the close of business on [•], [•] are eligible to vote on matters brought before the Annual Meeting. The Annual Meeting will be held for the following purposes: (1) Elect nine directors to serve until the 2020 Annual Meeting of Shareholders of the Company; (2) Ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 28, 2019; (3) Conduct an advisory vote approving the compensation of the Company’s Named Executive Officers; (4) Approve an amendment to the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors; and (5) Act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof. As you may be aware, an affiliate of Bandera Partners LLC ("Bandera") has provided notice to the Company of its intent to nominate a slate of six candidates for election as directors at the Annual Meeting, and has filed proxy materials soliciting proxies for the election of four director nominees at the Annual Meeting in opposition to the nominees proposed by the Board of Directors of the Company. You may receive solicitation materials from Bandera, including proxy statements and proxy cards. The Board of Directors does NOT endorse any of Bandera’s nominees and unanimously recommends that you vote "FOR" the election of each of the nominees proposed by the Board on the WHITE proxy card. It is important that your shares be represented at the Annual Meeting whether or not you are personally able to attend. Even if you plan to attend the Annual Meeting, we hope that you will read the enclosed Proxy Statement and we urge you to promptly vote by completing, signing and dating the WHITE proxy card and mailing it in the enclosed, postage pre-paid envelope. You may also vote by telephone or the Internet by following the instructions on the WHITE proxy card. Please note that if you hold your shares as a beneficial owner through a bank or broker and you do not indicate on your proxy card your preferences with respect to any given proposal, your bank or broker will not be permitted to vote on your behalf on such proposal. Thank you for your support. Sincerely, /s/ CHRISTOPHER J. PAPPAS Christopher J. Pappas President and Chief Executive Officer 2

PRELIMINARY COPY - SUBJECT TO COMPLETIONDATED DECEMBER 1218, 2018 LUBY’S, INC. 13111 Northwest Freeway, Suite 600 Houston, Texas 77040 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD [•], 2019 NOTICE IS HEREBY GIVEN that the Board of Directors (the "Board") of Luby’s, Inc., a Delaware corporation (the "Company"), has called the 2019 Annual Meeting of Shareholders (the "Annual Meeting") of the Company, which will be held at [•], on [•], 2019, at [•] a.m., Houston time, for the following purposes: (1) Elect nine directors to serve until the 2020 Annual Meeting of Shareholders of the Company; (2) Ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 28, 2019; (3) Conduct an advisory vote approving the compensation of the Company’s Named Executive Officers; (4) Approve an amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors; and (5) Act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof. The Board has determined that shareholders of record at the close of business on [•], [•], will be entitled to vote at the Annual Meeting. A complete list of shareholders of record entitled to vote at the Annual Meeting will be on file at the Company’s corporate office at 13111 Northwest Freeway, Suite 600, Houston, Texas, for a period of ten days prior to the Annual Meeting. During such time, the list will be open to the examination of any shareholder during ordinary business hours for any purpose germane to the Annual Meeting. Your vote is important. You may vote in any one of the following ways: • Use the toll-free telephone number [•] from the U.S. or Canada; • Use the Internet website https://www.proxyvoting.com/LUB; or • Mark, sign, date and promptly return the enclosed WHITE proxy card in the postage-paid envelope. Shareholders who do not expect to attend the Annual Meeting in person are urged to review the enclosed proxy statement for specific voting instructions and to choose the method they prefer for casting their votes. As you may be aware, an affiliate of Bandera Partners LLC ("Bandera") has provided notice to the Company of its intent to nominate a slate of six nominees (the "Bandera Nominees") for election as directors at the Annual Meeting, and has filed proxy materials soliciting proxies for the election of four director nominees at the Annual Meeting in opposition to the nominees proposed by the Board. You may receive solicitation materials from Bandera, including proxy statements and [gold] proxy cards. We urge you to disregard such materials. We are not responsible for the accuracy of any information provided by or relating to Bandera or its nominees contained in solicitation materials filed or disseminated by or on behalf of Bandera or any other statements Bandera or its representatives may make. The Board does NOT endorse any Bandera Nominee and unanimously recommends that you vote "FOR" the election of each of the nominees proposed by the Board on the WHITE proxy card. The Board strongly urges you not to sign or return any proxy card sent to you by Bandera. If you have previously submitted a proxy card sent to you by Bandera, you can revoke that proxy by following the instructions on the enclosed WHITE proxy card to vote over the Internet or by telephone or by completing, signing and dating the enclosed WHITE proxy card and mailing it in the postage pre-paid envelope provided. Only your latest dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the accompanying Proxy Statement. 3

It is extremely important that your shares be represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. We urge you to date, sign and return the WHITE proxy card in the envelope provided to you, or to use the telephone or Internet method of voting described on your WHITE proxy card, even if you plan to attend the Annual Meeting, so that if you are unable to attend the Annual Meeting, your shares can be voted. Voting now will not limit your right to change your vote or to attend the Annual Meeting. If you should be present at the meeting and desire to vote in person, you may withdraw your proxy. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you received from the holder of record in order to vote your shares. We appreciate your continued interest in the Company. We look forward to greeting in person as many of our shareholders as possible at the Annual Meeting. If you have any questions or require any assistance with voting your shares, or if you need additional copies of the proxy materials, please contact our proxy solicitation firm, Morrow Sodali LLC, at: Morrow Sodali LLC 509 Madison Avenue Suite 1206 New York, NY 10022 Call Toll-Free (800) 662-5200 or E-mail: LUB@morrowsodali.com By Order of the Board of Directors of Luby’s, Inc. /S/ PETER TROPOLI General Counsel and Corporate Secretary Houston, Texas December [•], 2018 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS: The Notice of Annual Meeting of Shareholders, the Proxy Statement for the Annual Meeting, and the Company’s Annual Report for the fiscal year ended August 29, 2018 are or will be available electronically at http://www.lubysinc.com/investors/filings. 4

Table of Contents PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS 6 OVERVIEW 7 BACKGROUND TO THE SOLICITATION 11 OWNERSHIP OF EQUITY SECURITIES IN THE COMPANY 1314 PRINCIPAL SHAREHOLDERS 1516 PROPOSAL 1: ELECTION OF DIRECTORS 1617 2018 DIRECTOR COMPENSATION 2021 PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP 2223 PROPOSAL 3: ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS 2324 PROPOSAL 4: APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR REMOVAL OF DIRECTOSDIRECTORS 2425 CORPORATE GOVERNANCE 2526 CORPORATE GOVERNANCE GUIDELINES 2829 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 3031 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS 3132 EXECUTIVE OFFICERS 3334 EXECUTIVE COMPENSATION 3435 FINANCE AND AUDIT COMMITTEE REPORT 4142 OTHER MATTERS 4243 IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY SOLICITATION MATERIALS 4344 WHERE YOU CAN FIND MORE INFORMATION 4344 ANNEX A CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS PROXY SOLICITATION 4546 ANNEX B RECENT TRANSACTION HISTORY OF PARTICIPANTS IN THIS PROXY SOLICITATION 4849 ANNEX C VOTING AGREEMENT 4950 FORM OF WHITE PROXY CARD 5253 5

PRELIMINARY COPY SUBJECT TO COMPLETION - DATED DECEMBER 1218, 2018 LUBY’S, INC. 13111 Northwest Freeway, Suite 600 Houston, Texas 77040 PROXY STATEMENT ____________________ This proxy statement (including all annexes attached hereto, this "Proxy Statement") and the accompanying WHITE proxy card are being provided to shareholders in connection with the solicitation of proxies by the Board of Directors (the "Board") of Luby’s, Inc., a Delaware corporation (the "Company"), for use at the Annual Meeting of Shareholders of the Company to be held on [•], [•], 2019 (including any adjournment or postponement thereof (the "Annual Meeting")). This Proxy Statement is dated [•] and the accompanying WHITE proxy card are first being mailed to shareholders on or about [•], [•]. We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a Notice of Annual Meeting and a WHITE proxy card, and by notifying you of the availability of our proxy materials on the Internet. The Notice of Annual Meeting, Proxy Statement, WHITE proxy card and Annual Report to Shareholders for the Company’s fiscal year ended August 29, 2018 are available at http://www.lubysinc.com/investors/filings. The purposes of the Annual Meeting are: (1) Elect nine directors to serve until the 2020 Annual Meeting of Shareholders of the Company; (2) Ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending August 28, 2019; (3) Conduct an advisory vote approving the compensation of the Company’s Named Executive Officers; (4) Approve an amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors; and (5) Act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof. Under our governing documents, no other business may be raised by shareholders at the Annual Meeting unless proper and timely notice has been given to us by the shareholders seeking to bring such business before the meeting. As of the date of this Proxy Statement, the Board knows of no business other than that set forth above to be transacted at the annual meeting, but if other matters requiring a vote do arise, it is the intention of the persons named in the WHITE proxy card, to whom you are granting your proxy and to whom such proxy confers discretionary authority to vote on any unanticipated matters, to vote in accordance with their best judgment on such matters. YOUR VOTE IS VERY IMPORTANT. An affiliate of Bandera Partners LLC ("Bandera") has provided notice to the Company of its intent to nominate a slate of six nominees (the "Bandera Nominees") for election as directors at the Annual Meeting, and has filed proxy materials soliciting proxies for the election of four director nominees at the Annual Meeting in opposition to the nominees proposed by the Board. The Board does NOT endorse any Bandera Nominee and unanimously recommends that you vote "FOR" the election of each of the nominees proposed by the Board on the WHITE proxy card. The Board further urges you to discard any and all proxy cards provided to you by Bandera. 6

QUESTIONS AND ANSWERS RELATED TO THE SOLICITATION Solicitation Why am I receiving these materials? The Board and the other participants in this proxy solicitation (as detailed elsewhere in this Proxy Statement) are soliciting proxies in connection with the Annual Meeting. You are receiving this Proxy Statement as a shareholder of the Company. We request that you promptly use the enclosed WHITE proxy card to vote, by telephone, Internet or mail, in the event you desire to express your support of or opposition to the proposals. Whether or not you plan to attend the Annual Meeting, please take the time to vote your shares as soon as possible. THE BOARD UNANIMOUSLY RECOMMENDS VOTING "FOR" THE ELECTION OF THE BOARD’S NOMINEES UNDER PROPOSAL 1, "FOR" PROPOSAL 2, "FOR" PROPOSAL 3 AND "FOR" PROPOSAL 4 USING THE ENCLOSED WHITE PROXY CARD. THE BOARD URGES YOU NOT TO SIGN, RETURN OR VOTE ANY PROXY CARD THAT MAY BE SENT TO YOU BY BANDERA EVEN AS A PROTEST VOTE, AS ONLY YOUR LATEST DATED PROXY CARD WILL BE COUNTED. What is a proxy? A proxy is your legal designation of another person to vote on your behalf. You are giving the individual appointed by the Board as proxy the authority to vote your shares in the manner you indicate. Why did I receive more than one notice? You may receive multiple notices if you hold your shares in different ways (e.g., joint tenancy, trusts or custodial accounts) or in multiple accounts. If your shares are held by a broker (i.e., in "street name"), you will receive your notice or other voting information from your broker. In any case, you should vote for each notice you receive. Voting Information Who is qualified to vote? Only record holders of the Company’s common stock, par value $0.32 per share ("Common Stock") at the close of business on [•], [•], which we refer to as the "record date", will be entitled to vote at the Annual Meeting or at adjournments or postponements thereof. How many votes do I have? You have one vote for each share of Common Stock that you owned at the close of business on the record date. These shares include shares held by you as a "shareholder of record" and as a "beneficial owner." How many shares of Common Stock may vote at the Annual Meeting? There were [•] shares of the Common Stock outstanding as of the record date. Each share of Common Stock outstanding is entitled to one vote. What "quorum" is required for the Annual Meeting? The presence in person or by proxy of the holders of a majority of the shares of Common Stock outstanding on the record date will constitute a quorum at the Annual Meeting. Abstentions and broker non-votes, if any, will be included in determining the presence of a quorum at the Annual Meeting. 7

What is the difference between a "shareholder of record" and a "beneficial" holder? If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, the Company’s transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a "beneficial" holder. How can I vote at the Annual Meeting? Shareholders of Record. If your shares are held in your name, you may vote by proxy or you may vote in person by attending the Annual Meeting. If your shares are held in your name and you would like to vote your shares by proxy prior to the Annual Meeting, there are three ways for you to vote: 1. By Telephone: Call [•] (toll charges may apply for calls made from outside the United States) and follow the instructions provided; 2. By Internet: Log on through the Internet at www.proxyvoting.com/LUB and follow the instructions at that site; or 3. By Mail: If you received a proxy card in the mail, complete, sign, and mail the proxy card in the return envelope provided to you. Please note that telephone and Internet voting will close at 11:59 p.m. Eastern time on [•], [•]. If you wish to vote by telephone or Internet, follow the instructions on your proxy card. If you plan to attend the Annual Meeting and wish to vote in person, you will be given a ballot at the Annual Meeting. You are encouraged to complete, sign and date the WHITE proxy card and mail it in the enclosed postage pre-paid envelope regardless of whether or not you plan to attend the Annual Meeting. Beneficial Holders. If your shares are held through a bank or broker, you can vote via the Internet or by telephone if your bank or broker offers these options. Please see the voting instructions provided by your bank or broker for use in instructing your bank or broker how to vote. Your bank or broker cannot vote your shares without instructions from you. You will not be able to vote in person at the Annual Meeting unless you obtain a legal proxy from the record holder giving you the right to vote the shares. What are the Board’s recommendations on how I should vote my shares? The Board unanimously recommends that you vote your shares of Common Stock on the WHITE proxy card as follows: Proposal 1 "FOR" the election of each of the Board’s nine nominees for director with a one-year term expiring at the 2020 annual meeting of the Company’s shareholders. Proposal 2 "FOR" the ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm (independent auditors) for the fiscal year ending August 30, 2019. Proposal 3 "FOR" the resolution of an advisory vote approving the compensation of the Company’s Named Executive Officers. Proposal 4 "FOR" the approval of an amendment of the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors. The Board knows of no other matters that may be presented for shareholder action at the Annual Meeting. If other matters are properly brought before the Annual Meeting, the persons named as proxies on the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment. How will my shares be voted if I do not specify how they should be voted? 8

If you properly execute the enclosed WHITE proxy card without indicating how you want your shares to be voted, all shares represented will be voted as recommended by the Board. Can I revoke my proxy? • Shareholders of Record. If your shares are held in your name, whether you vote by mail, the Internet, or by telephone, you may revoke your proxy by delivering a written statement to that effect to the Secretary of the Company at 13111 Northwest Freeway, Suite 600 Houston, Texas prior to the date of the Annual Meeting, by a later-dated electronic vote via the Internet, by telephone, by submitting a properly signed proxy with a later date, or by voting in person at the Annual Meeting. • Beneficial Holders. If you hold your shares through a bank or broker, the methods available to you to revoke your proxy are determined by your bank or broker, so please see the instructions provided by your bank or broker. What vote will be required to approve each proposal? A majority of the votes cast by the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors at the Annual Meeting is required for the election of a director nominee. Shareholders do not have cumulative voting rights. Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm and the approval of the compensation of our Named Executive Officers (as defined in "Executive Compensation-Compensation Tables and Information-Summary Compensation Table") on a non-binding basis each require the affirmative vote of a majority of the votes cast by the shares present or represented by proxy and entitled to vote on each such matter at the Annual Meeting. Approval of the amendment to the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for shareholders to remove directors requires the affirmative vote of the holders of 80% or more of the voting power of the outstanding shares. Abstentions and broker-non votes, if any, will have the same effect as a vote "against" the proposal to approve the amendment to the Company’s Amended and Restated Certificate of Incorporation and will have no effect on any of the other proposals. What are broker non-votes? A "broker non-vote" occurs when a beneficial holder does not provide instructions to a broker, bank or other nominee and such broker, bank or other nominee lacks discretionary voting power to vote shares with respect to a particular proposal. In uncontested situations, under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters, but beneficial shareholders must provide voting instructions with respect to non-routine matters. However, the rules of the NYSE governing brokers’ discretionary authority do not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at a shareholder meeting involving a contested election where brokers receive competing proxy materials. As a result, given that we expect a contested election at the Annual Meeting, we do not expect there to be any broker non-votes at the Annual Meeting. In the event that the election of directors becomes uncontested, brokers may be permitted to exercise voting authority on "routine" matters. Under Delaware law, shareholders are not entitled to appraisal or dissenters’ rights with respect to the proposals presented in this Proxy Statement. Who will count the votes? [•] will serve as inspector of election. It is the Company’s policy that the inspector of election at any shareholder meeting will be independent and unaffiliated with the Company. The inspector of election will be present at the Annual Meeting. General 9

Who will pay the cost of this proxy solicitation? The Company will pay the costs of soliciting proxies. Upon request, the Company will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of the Common Stock. Has the Company received notice from one or more shareholders that they intend to nominate director candidates at the Annual Meeting? Bandera has nominated a slate of six candidates for election as directors at the Annual Meeting., and has filed proxy materials soliciting proxies for the election of four director nominees at the Annual Meeting. The Board DOES NOT endorse the Bandera Nominees and unanimously recommends that you vote FOR the election of each of the nominees proposed by the Board by marking, signing, dating and promptly returning the enclosed WHITE proxy card. The Bandera Nominees are NOT endorsed by the Board. You may receive proxy solicitation materials from Bandera, including an opposition proxy statement and proxy card. The Board recommends that you disregard them along with any [gold] proxy card you may receive. We are not responsible for the accuracy of any information provided by or relating to Bandera or their nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Bandera or any other statements that Bandera may otherwise make. If you have already voted using the proxy card provided by Bandera, you have the right to change your vote by completing, signing and dating the enclosed WHITE proxy card and mailing it in the postage pre-paid envelope provided, or by voting by telephone or via the Internet by following the instructions provided on the enclosed WHITE proxy card. Only the latest dated proxy card you submit will be counted. If you vote "withhold" on the Bandera Nominees using the proxy card provided by the Bandera, your vote will not be counted as a vote for the Board’s nominees, but will result in the revocation of any previous vote you may have cast on the Company’s WHITE proxy card. If you wish to vote pursuant to the recommendation of the Board, you should disregard any [gold] proxy card that you receive and vote the WHITE proxy card. If you have any questions or need assistance voting, please call Morrow Sodali LLC, our proxy solicitor, at (203) 658-9400 or toll-free at (800) 662-5200. If you receive multiple Proxy Statements or WHITE proxy cards, your shares are likely registered differently or are in more than one account, such as individually and also jointly with your spouse. Please vote each and every WHITE proxy card or WHITE voting instruction form you receive. Since Bandera has submitted an opposing slate of directors, we will likely conduct multiple mailings prior to the Annual Meeting date to ensure shareholders have our latest proxy information and materials to vote. We will send you a new WHITE proxy card with each mailing, regardless of whether you have previously voted. Only the latest dated proxy you submit will be counted. If you wish to vote as recommended by the Board, then you should only submit WHITE proxy cards. Whom should I call if I have questions about the Annual Meeting? If you have any questions or require any assistance with voting your shares, or if you need additional copies of the proxy materials, please contact: Morrow Sodali LLC 509 Madison Avenue Suite 1206 New York, NY 10022 Call Toll-Free (800) 662-5200 or E-mail: LUB@morrowsodali.com 10

Background of the Solicitation • On November 17, 2017, Bandera filed a Schedule 13D (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "SEC") disclosing ownership of 5.2% of the Common Stock. • On Tuesday, October 30, 2018, following almost a year with no communication, Bandera filed Amendment No. 1 to its Schedule 13D with the SEC disclosing ownership of 6.9% of the Common Stock. On the same day, unknown to the Company at the time, Bandera initiated the process of moving 1,000 shares into record name, a technical requirement to initiate a proxy contest under Delaware law and the Company’s Bylaws, as amended (the "Bylaws"). • On Friday. November 2, 2018, only nine days prior to the Company's director nomination deadline of November 11, 2018, Bandera called Peter Tropoli, the Company’s General Counsel and Corporate Secretary, and demanded three seats on the Board. Although it did not disclose any particular candidates, Bandera threatened to nominate an opposing slate of directors if its demands were not met within five days by Wednesday, November 7, 2018. This was the first time Bandera ever demanded seats on the Board or even criticized the composition of the Board. • On Monday, November 5, 2018, the Company convened a special meeting of the Board to consider Bandera’s demand. After extensive discussions, the Board decided it needed more information before it could proceed. Therefore, the Board directed the Company’s outside legal counsel, Sidley Austin LLC ("Sidley") to provide more information about Bandera, its proposed candidates and the overall situation. To give the Board more time, the Board determined to reconvene on November 14, 2018 and decided to extend the director nomination deadline for Bandera until November 19, 2018. The Board also designated Mr. Tropoli as spokesperson of the Board since Bandera had originally contacted him. • On Wednesday, November 7, 2018, in response to Bandera’s demand, on behalf of the Board, Peter Tropoli called Jeff Gramm and informed Mr. Gramm about the extension of the nomination deadline for Bandera until November 19, 2018. Following the call, Mr. Tropoli sent a formal letter to Mr. Gramm reaffirming the extension of the nomination deadline for Bandera. • On Wednesday, November 7, 2018, unknown to the Company at the time, Bandera privately proceeded with obtaining written consents from all six of its director candidates to participate in a proxy contest against the Company. • On Thursday, November 8 and Friday, November 9, 2018, Mr. Christopher Davis of Kleinberg, Kaplan, Wolff & Cohen, P.C. ("Kleinberg Kaplan"), counsel to Bandera, and Mr. Kai Haakon Liekefett of Sidley exchanged emails concerning the extension of the nomination deadline for Bandera. Since the Company was in the process of refinancing its credit facility, Mr. Liekefett stressed to Mr. Davis that confidentiality was paramount for the Company. • On Monday November 12, 2018, Mr. Gramm sent a written term sheet for a proposed settlement agreement to Mr. Tropoli, thereby triggering a legal requirement for Bandera to amend its Schedule 13D and disclose the term sheet within two business days. Pursuant to its term sheet, Bandera demanded the appointment of Mr. Gramm, his father, and one of his business associates, Mr. Timothy Brog to the Board. The term sheet proposed to set the size of the Board at nine directors, thereby giving Bandera one third of the board seats while requiring three directors to step down. Additionally, the term sheet contemplated the formation of a Strategy Committee for which two of the three committee members would be Bandera designees. The letter demanded the Board respond with a decision "no later than the close of business on November 14, 2018", giving the Board only approximately 48 hours to convene, consider and accept Bandera’s demands. • Later that day, Mr. Tropoli responded to Mr. Gramm’s email acknowledging receipt of the term sheet and stating that the Board would not be able to reach a decision within 48 hours. Mr. Tropoli promised that the Board would respond to Mr. Gramm by the end of the week and still in advance of the extended nomination deadline of November 19, 2018. Mr. Gramm responded to Mr. Tropoli stating that a failure to reach an agreement within 48 hours would leave Bandera with "no choice but to officially send [its] notice to nominate [its] slates of nominees" and to disclose its director nominations in a Schedule 13D amendment. 11

• On Wednesday, November 14, 2018, Bandera's director candidate Timothy Brog called Mr. Liekefett and each expressed hope for an amicable resolution. Mr. Liekefett reiterated the Board’s message that it would respond to Bandera’s settlement proposal by the end of the week, well in advance of the extended nomination deadline of November 19, 2018. • On Wednesday, November 14, the Board met telephonically to discuss Bandera’s demands. At the meeting, the Board decided, among other things, to invite Mr. Gramm to an interview with the Board and to extend further the director nomination deadline for Bandera until December 14, 2018 in order to provide Mr. Gramm and the Board with sufficient time to discuss related matters. • On the morning of Thursday, November 15, 2018, before the Company could transmit the Board’s decision to Bandera, Mr. Gramm revoked his settlement proposal and instead delivered Bandera’s formal nomination notice, indicating an intent to nominate a majority slate of six director candidates, consisting of Mr. Gramm, Senator Gramm, Mr. Brog, Ms. Stacy Hock, Mr. Savneet Singh and Mr. Bright K. Wright, for election at the Annual Meeting. On the same day, Bandera filed amendment No. 2 to its Schedule 13D with the SEC, disclosing the director nomination notice and ownership of 7.1% of the Common Stock. Bandera did not request a waiver of the Company director retirement policy for Senator Gramm, despite his being four years older than the retirement age for directors pursuant to that policy. • On Friday, November 16, 2018, the Board met to discuss recent developments. The Board decided that its originally contemplated response was no longer appropriate since Bandera had revoked its settlement proposal. Instead, the Board directed Sidley to conduct a thorough background check on all six of Bandera’s director candidates prior to Thanksgiving to assist the Board in its consideration of these candidates. The Board decided to reconvene after Thanksgiving. • On Monday, November 19, 2018, Mr. Tropoli sent a letter to Mr. Gramm on behalf of the Company in response to Bandera’s nomination notice. The letter acknowledged receipt of Bandera’s nomination notice and expressed surprise at the revocation of the settlement proposal. Consistent with its fiduciary duties, the Board committed to review the notice and consider Bandera’s proposed director candidates. • On Wednesday, November 21, Sidley sent a detailed memorandum with a detailed background on all six of Bandera’s director candidates to the Board. • On Tuesday, November 27, 2018, Bandera issued a public letter to the Board raising a number of criticisms Bandera had not previously shared with the Board or management, including matters relating to executive compensation, capital expenditures and financial management. The letter alleged that the Board had refused to engage with Bandera, at the same time criticizing the fact that the Company had selected a single spokesperson to speak on behalf of the Board in this matter. Finally, the letter characterized the Board’s actions as forcing Bandera’s hand in nominating its dissident slate. Bandera filed its letter as an exhibit to Amendment No. 3 to Bandera’s Schedule 13D, filed with the SEC on the same date. The third amendment to the Schedule 13D reported Bandera as beneficially owning 8.9% of the Common Stock. • On Thursday, November 29, 2018, the Board met to consider all six of Bandera’s director candidates. After extensive discussions, the Board decided to interview two of Bandera’s new director candidates, Mr. Singh and Mr. Wright, whose skill sets appeared to be more relevant to the Board than Mr. Gramm’s. Furthermore, each of the directors, including Mr. Christopher Pappas and Mr. Harris Pappas, agreed to sign a binding voting commitment to vote their shares shares of Common Stock in accordance with the recommendations of the Board at the Annual Meeting., as described in further detail in Annex A of this Proxy Statement, under the subheading "Other Contracts, Arrangements and Understandings with Participants." • On Friday, November 30, 2018, the Company issued a press release in response to Bandera’s public letter. The press release indicated that the Board was in the process of reviewing Bandera’s candidates and expressed surprise at Bandera’s nominations in light of the Board’s repeated offers to engage with Bandera on a timeline consistent with its fiduciary duties. Additionally, the press release disclosed that each member of the Board, including Mr. Christopher Pappas and Mr. Harris Pappas, had irrevocably committed to vote their shares shares of Common Stock at the Annual Meeting in accordance with the recommendations of the Board. 12

• On Monday, December 3, 2018, Mr. Tropoli sent an email to Mr. Gramm indicating that the Board would like to schedule interviews with Mr. Singh and Mr. Wright, and requested that each candidate complete a director questionnaire to assist the Board in evaluating their candidacy. • Later the same day, in response to the email, Mr. Tropoli received a letter from Mr. Davis of Kleinberg Kaplan demanding that Mr. Tropoli refrain from engaging with Bandera without his permission. Mr. Davis also sent a letter to Mr. Liekefett at Sidley, stating that Bandera would not permit its director nominees to interview with the Board unless a settlement agreement was first agreed to. Moreover, the letter characterized the Board’s decision not to invite Mr. Gramm for an interview as a "snub." • On Thursday, December 6, 2018, Kleinberg Kaplan sent a letter to Sidley requesting certain shareholder list materials pursuant to Section 220 of the Delaware General Corporation Law. • On Friday, December 7, 2018, the Board met again to discuss Bandera’s refusal to allow the Board to interview its candidates and complete the director questionnaires. After extensive discussions, the Board directed Sidley to reach out to Bandera one last time and reiterate the Board’s willingness to seriously consider Mr. Singh and Mr. Wright. • On Sunday, December 9, 2018, Mr. Liekefett of Sidley called Mr. Davis of Kleinberg Kaplan. During the call, Mr. Liekefett explained that the Board could not fulfill its fiduciary duty of care if it agreed to appoint directors without first interviewing the candidates. Later the same day, Mr. Liekefett sent a formal letter to that effect. The letter also noted that the Board would stand by its offer to interview Mr. Singh and Mr. Wright if Bandera were willing to reconsider its position. The letter further stated that if the Board did not hear from Bandera by the close of business on December 11, 2018, the Company would proceed with its filing of its proxy materials. Bandera never responded to the letter. • On Monday, December 10, 2018, Bandera filed Amendment No. 4 to its Schedule 13D with the SEC, disclosing ownership of 9.9% of the Common Stock. • On Tuesday, December 11, 2018, Bandera filed preliminary proxy materials with the SEC, disclosing an opposing slate of four director candidates, consisting of Mr. Gramm, Senator Gramm, Ms. Stacy Hock and Mr. Savneet Singh, for election at the Annual Meeting. Bandera has not, however, formally withdrawn the nomination notice in respect of Mr. Brog and Mr. Wright. • On Tuesday, December 11, 2018, the Board met again to discuss the Bandera situation. The Board determined that Bandera’s refusal to interview its candidates left it with no other choice than to proceed with a proxy contest. The Board also approved the Company’s slate, including a new director candidate, whom the Board had been considering and interviewing for several months. • On Wednesday, December 12, 2018, the Company filed this preliminary proxy statement with the SEC. • On Thursday, December 13, 2018, Sidley sent a letter to Kleinberg Kaplan stating that the Company would provide Bandera with certain shareholder list materials as requested in Kleinberg Kaplan's December 6th letter. • On Tuesday, December 18, 2018, the Company filed this amended preliminary proxy statement with the SEC. 13

OWNERSHIP OF EQUITY SECURITIES IN THE COMPANY

The following table sets forth information concerning the beneficial ownership of Common Stock, as of December 5, 2018, for (a) each director currently serving on the Board, (b) each nominee for election as a director at the Annual Meeting named in this Proxy Statement, (c) each of the officers named in the Summary Compensation Table not listed as a director, and (d) all directors and executive officers as a group. In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote or transfer and those shares that the director or executive officer has the right to acquire within 60 days after December 5, 2018.

Name [1]	Shares Beneficially Owned	Percent of Common Stock
Gerald W. Bodzy[2]	55,619	*
Judith B. Craven[3]	95,531	*
K. Scott Gray[4]	372,366	1.22%
Jill Griffin[5]	91,874	*
Frank Markantonis[6]	195,833	*
Joe C. McKinney[7]	154,161	*
Gasper Mir, III[8]	123,641	*
Christopher J. Pappas[9]	5,717,503	18.72%
Harris J. Pappas[10]	5,527,815	18.10%
Peter Tropoli[11]	444,368	1.46%
[•]	[•]	[•]
All directors and executive officers of the Company, as a group (11 persons)[12]	11,877,565	38.90%

* Represents beneficial ownership of less than one percent of the shares of Common Stock issued and outstanding on December 5, 2018.

(1) Except as indicated in these notes and subject to applicable community property laws, each person named in the table owns directly the number of shares indicated and has the sole power to vote and to dispose of such shares. Shares of phantom stock held by a nonemployee director convert into an equivalent number of shares of Common Stock when the nonemployee director ceases to be a director of the Company due to resignation, retirement, death, disability, removal, or any other circumstance. The shares of Common Stock payable upon conversion of the phantom stock are included in this table because it is possible for the holder to acquire the shares of Common Stock within 60 days if his or her directorship were to be terminated. Under the Company's Nonemployee Director Stock Plan, restricted stock awards may become unrestricted when a nonemployee director ceases to be a director of the Company. Unless otherwise specified, the mailing address of each person named in the table is 13111 Northwest Freeway, Suite 600, Houston, Texas 77040.

(2) The 55,619 shares shown for Mr. Bodzy are shares of restricted stock.

(3) The shares shown for Dr. Craven include 69,626 shares held for her benefit in a custodial account, 11,469 shares of phantom stock held under the Nonemployee Director Phantom Stock Plan, and 14,436 shares of restricted stock.

(4) The shares shown for Mr. Gray include 87,667 shares held for his benefit in a custodial account and 284,699 shares which he has the right to acquire within 60 days under Luby's Incentive Stock Plan.

(5) The shares shown for Ms. Griffin include 77,438 shares held for her benefit in a custodial account and 14,436 shares of restricted stock.

(6) The shares shown for Mr. Markantonis include 140,399 shares held for his benefit in a custodial account, 3,879 shares of phantom stock held under the Nonemployee Director Phantom Stock Plan, and 51,555 shares of restricted stock.

(7) The shares shown for Mr. McKinney include 128,174 shares held in certificate form and 25,987 shares of restricted stock.

14

(8) The shares shown for Mr. Mir include 75,791 shares held for his benefit in a custodial account, 2,453 shares of phantom stock held under the Nonemployee Director Phantom Stock Plan, and 45,397 shares of restricted stock. (9) The shares shown for Christopher J. Pappas include 4,595,673 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby’s Incentive Stock Plan, and 1,071,830 shares owned by Pappas Restaurants, Inc., as each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc. (10) The shares shown for Harris J. Pappas include 4,333,866 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby’s Incentive Stock Plan, 72,119 shares of restricted stock, and 1,071,830 shares owned by Pappas Restaurants, Inc., as each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc. (11) The shares shown for Mr. Tropoli include 116,519 shares held for his benefit in a custodial account and 327,849 shares which he has the right to acquire within 60 days under Luby’s Incentive Stock Plan. (12) The shares shown for all directors and executive officers as a group include 9,635,378 shares held in custodial accounts, 873,007 shares which they have the right to acquire within 60 days under the Company’s various benefit plans, 279,549 shares of restricted stock, 17,801 shares of phantom stock held by nonemployee directors under the Nonemployee Director Phantom Stock Plan, and 1,071,830 shares owned by Pappas Restaurants, Inc., of which Christopher J. Pappas and Harris J. Pappas each own a 50% interest, as described above. 15

PRINCIPAL SHAREHOLDERS

The following table sets forth information as to the beneficial ownership of Common Stock by each person or group known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock as of December 5, 2018 and, unless otherwise indicated, is based on disclosures made by the beneficial owners in SEC filings under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Name and Address of Beneficial Owner [1]	Shares Beneficially Owned	Percent of Common Stock
Christopher J. Pappas[2] 13939 Northwest Freeway Houston, Texas 77040	5,717,503	18.72%
Harris J. Pappas[3] 13939 Northwest Freeway Houston, Texas 77040	5,527,815	18.10%
Bandera Partners LLC[4] 50 Broad Street, Suite 1820 New York, New York 10004	2,911,000	9.53%
Dimensional Fund Advisors LP[5] Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746	2,265,303	7.42%
Hodges Capital Management, Inc.[6] 2905 Maple Ave. Dallas, Texas 75201	1,737,885	5.69%

(1) Except as indicated in these notes and subject to applicable community property laws, each person named in the table owns directly the number of shares indicated and has the sole power to vote and to dispose of such shares.

(2) The shares shown for Christopher J. Pappas include 4,595,673 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby's Incentive Stock Plan, and 1,071,830 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc.

(3) The shares shown for Harris J. Pappas include 4,333,866 shares held for his benefit in a custodial account, 50,000 shares which he has the right to acquire within 60 days under Luby's Incentive Stock Plan, 72,119 shares of restricted stock, and 1,071,830 shares owned by Pappas Restaurants, Inc. Each of Christopher J. Pappas and Harris J. Pappas owns a 50% interest in Pappas Restaurants, Inc. and therefore owns a corresponding beneficial interest in the 1,071,830 shares owned by Pappas Restaurants, Inc.

(4) Information based solely on Amendment No. 4 to Schedule 13D/A dated December 10, 2018 and filed on December 10, 2018 with the SEC by Bandera Partners LLC. Bandera Partners LLC has sole voting authority with respect to all 2,911,000 shares.

(5) Information based solely on Report for the Calendar Year or Quarter Ended September 30, 2018 on Form 13F-HR dated November 13, 2018 and filed on November 13, 2018 with the SEC by Dimensional Fund Advisors LP. Dimensional Fund Advisors LP has sole voting authority with respect to 2,192,840 shares and has no voting authority with respect to 72,463 shares.

(6) Information based solely on Report for the Calendar Year or Quarter Ended September 30, 2018 on Form 13F-HR dated October 29, 2018 and filed on October 29, 2018 with the SEC by Hodges Capital Management, Inc. Hodges Capital

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Management, Inc. has sole voting authority with respect to 0 shares and has no voting authority with respect to 1,737,885 shares. PROPOSAL 1: ELECTION OF DIRECTORS Each director is elected to a one-year term expiring at the next succeeding annual meeting of the shareholders of the Company. In accordance with the Bylaws , the Board has fixed the number of directors for fiscal 2019 at nine, pursuant to a resolution adopted by a majority of the entire Board. The terms of Jill Griffin, Christopher J. Pappas, Judith B. Craven, Frank Markantonis, Arthur R. Emerson, Gasper Mir, III, Joe C. McKinney, Harris Pappas, Peter Tropoli, and Gerald Bodzy will expire at the Annual Meeting. The Board nominates Jill Griffin, Christopher J. Pappas, Judith B. Craven, Frank Markantonis, Gasper Mir, III, Joe C. McKinney, Harris Pappas, [•],Twila Day, and Gerald Bodzy for election as directors to serve until our 2020 annual meeting of shareholders or until their successors are elected and qualified. The Board recommends a vote "FOR" each nominee. Judith Craven and Harris Pappas have reached the age of 73 and pursuant to the Company’s Corporate Governance Guidelines, Dr. Craven and Mr. Harris Pappas have each offered their resignations from the Board effective as of the Annual Meeting. However, the Board has resolved to grant both of them a limited waiver from the age limit because of the importance of their contributions to the Board and the Company’s current business strategy. All such nominees named above have consented to being named in this Proxy Statement and to serve as directors of the Company if elected. It is expected that all nominees proposed by the Board will be able to serve on the Board if elected. However, if before the Annual Meeting one or more of the Board’s nominees are unable to serve or for good cause will not serve (a situation that we do not anticipate), the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the Board. If any substitute nominees are designated, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve as directors if elected, and includes certain biographical and other information about such nominees required by the rules of the SEC, but, should any of them decline or be unable to serve, proxies may be voted for another person nominated as a substitute by the Board. There are no family relationships, of first cousins or closer, among the Company’s directors and executive officers, by blood, marriage or adoption, except that Christopher J. Pappas and Harris Pappas are brothers and Frank Markantonis is the stepfather of Peter Tropoli, the Company’s General Counsel and Corporate Secretary. The following information is furnished with respect to each of the nominees of the Board, including information regarding their business experience, director positions held currently or at any time during the last five years, involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the nominees should serve as our directors. Other than as set forth in this Proxy Statement, no principal occupation of any of the Board’s nominees has been at any corporation or organization that is a parent, subsidiary or other affiliate of the Company. Nominees for Election to Terms Expiring in 2020 17

JILL GRIFFIN, 64, has advised corporations, both domestically and abroad, on customer loyalty strategies as Principal of Austin-based consulting firm the Griffin Group since 1988. Ms. Griffin founded, and continues to operate, the Griffin Group, which helps people grow to be successful executives who rise into the C-suite and onto corporate boards. Ms. Griffin is a corporate fellow of the National Association of Corporate Directors ("NACD"). Her best-selling business book, Customer Loyalty: How to Earn It, How to Keep It, has been published in six languages and was named to Harvard Business School’s "Working Knowledge" list. Ms. Griffin has been an independent director of the Company since January 2003 and is Chair of the Personnel and Administrative Policy Committee and a member of the Executive Compensation Committee, Nominating and Corporate Governance Committee, and the Executive Committee. Ms. Griffin began her career at RJR/Nabisco where she served as Senior Brand Manager for Winston, the corporation’s largest brand. Ms. Griffin is a magna cum laude graduate, Distinguished Alumna recipient and Trustee of the University of South Carolina Moore School of Business from which she holds her Bachelor of Science and Master of Business Administration degrees. She has served on the marketing faculty at the University of Texas ("UT"). Her books have been adopted as textbooks for undergraduate and MBA courses at UT and other universities. Ms. Griffin is a member of the board of the National Association of Corporate Directors’ ("NACD") Texas Tri-Cities Chapter and the immediateCHRISTOPHER past Board J. PAPPAS, Chairwoman 71, has of been the Austin President Convention and Chief andExecutive Visitors Officer Bureau. and She a director is also of a memberthe Company of the since Advisory March B 2001.oard ofMr. Broadway Pappas is Bank.a member Her of most the Executiverecent books Committee. are Earn He Your also Seat has beenon a CorporateChief Executive Board and Officer Women of Make Pappas Great Restaurants, Leaders. Inc. since 1980. Mr. Pappas graduated from the University of Texas with a Bachelor of Science in Mechanical Engineering. Mr. Pappas is also an advisoryQualifications, director of Amegy Experience, Bank KeyN.A.; Attributes, the University and of Skills: Houston Ms. Conrad Griffin Hilton has more School than of Hotel 35 years and’ experience,Restaurant Management has published Dean four’s Advisory books, and Board; is wid theely Greater regarded Houston as an Partnership expert on Board; the topics and a of director brand management,emeritus of the brand National loyalty, Restaurant and Association. customer experience. Furthermore, she brings leadership and management experience from her distinguished career at RJR/Nabisco, culminating in Senior Brand ManagerQualifications, for the corporation Experience,’s largest Key brand, Attributes, and her and Austin Skills:-based Mr. consulting Pappas has firm, more Griffin than Group, 40 years which of sheexperience founded in and the operates. restaurant industry. With his brother, Harris Pappas, he has founded and operated more than 90 restaurants during his successful career, including Pappadeaux Seafood Kitchen, Pappasitos Cantina, and Pappas Bros. Steakhouse. Additionally, Mr. Pappas has broad executive management and operational experience from his 35-year tenure as Chief Executive Officer of Pappas Restaurants, Inc. He also has extensive board and banking experience from his tenure as a board member in previous years and currently as an advisory board member Amegy Bank. Mr. Pappas and his brother, Harris Pappas, are widely regarded as restaurant industry experts. JUDITH B. CRAVEN, M.D., M.P.H., 73, served as President of the United Way of the Texas Gulf Coast from 1992 until her retirement in 1998. Since 2003, she has served as the President of JAE & Associates LLC, a physician consulting firm. She is licensed to practice medicine and has a distinguished career in public health. She served as Dean of the School of Allied Health Sciences of the University of Texas Health Science Center at Houston from 1983 until 1992 and Vice President of Multicultural Affairs for the University of Texas Health Science Center from 1987 until 1992. She also served as Director of Public Health for the City of Houston from 1980 until 1983, which included responsibility for the regulation of all foodservice establishments in the City of Houston. Dr. Craven has been an independent director of the Company since January 1998 and is Vice-Chair of the Board, the Personnel and Administrative Policy Committee, the Executive Compensation Committee, the Executive Committee, and the Nominating and Corporate Governance Committee. She is also a director of Sun America Fund; and Valic Corp. She is a former member of the Board of Regents of the University of Texas at Austin and the Houston Convention Center Hotel. Dr. Craven served as a director of SYSCO Corporation (NYSE:SYY) from 1996 until November 2017. Qualifications, Experience, Key Attributes, and Skills: Dr. Craven provides a unique viewpoint on the Board as a medical doctor and distinguished public health expert, bringing a background in public health to the Board that she has gained during her tenure of more than 34 years in the field. During her distinguished career, she has served on a variety of public health and healthcare boards. She also has extensive leadership experience from her high positions at medical academic institutions. Furthermore, Dr. Craven has significant experience from her tenure on the boards of public companies, investment funds, and as a regent of the University of Texas at Austin. 18

FRANK MARKANTONIS, 70, is an attorney with over forty years of legal experience representing clients in the restaurant industry, with a concentration in real estate development, litigation defense, insurance procurement and coverage, immigration, and employment law. Since 1992, he has served as General Counsel of Pappas Restaurants, Inc., a Houston based restaurant group. He is a graduate of the University of Texas at Austin (1970) and the University of Houston Law Center (1973). Mr. Markantonis is admitted to practice in the following jurisdictions and before the following courts: The United States Supreme Court, District of Columbia Court of Appeals, United States Court of Appeals for the Fifth Circuit, The United States District Court for the Southern District of Texas, and the State of Texas. Mr. Markantonis is a member of the State Bar of Texas, District of Columbia Bar, and is a Fellow in the Houston Bar Foundation. He has been a director of the Company since January 2002 and is a member of the Personnel and Administrative Policy Committee. Qualifications, Experience, Key Attributes, and Skills: Mr. Markantonis brings extensive state and federal legal experience from his more than 43 years as a practicing attorney representing clients in the restaurant industry. He has represented his clients in all areas of legal practice affecting the operations of restaurants and hospitality clients, including real estate development, litigation defense, insurance procurementGASPER and MIR,coverage, III, 72, immigration has served and as an employment independent law, business and business consultant transactions. since his retirement as a principal owner of the professional services firm MFR Group, Inc. (formerly known as MFR P.C.) ("MFR"), which he founded in 1988. Since 2008 and until his retirement, he served as MFR’s Chief Administrative Officer, and prior to that his work included financial audit and accounting services for clients in the retail industry. From January 2003 through January 2008, Mr. Mir took a leave of absence from MFR and served as Executive General Manager of Strategic Partnerships for the Houston Independent School District. From 1969 until 1987, he worked at KPMG LLP, an international accounting and professional services firm, serving as a partner of the firm from 1978 until 1987. Mr. Mir has been a director of the Company since January 2002 and is Chairman of the Board, Chair of the Executive Committee and the Nominating and Corporate Governance Committee, a member of the Finance and Audit Committee, and a member of the Executive Compensation Committee. As Chairman, he presides over all Board meetings, as well as executive sessions and meetings of the independent directors, and he acts as an intermediary between the Board and the Company’s management. Mr. Mir is also a director of the Memorial Hermann Health System; and the Houston A+ Challenge. Qualifications, Experience, Key Attributes, and Skills: Mr. Mir has more than 46 years of experience in accounting, finance, and audit from his distinguished tenure at the accounting firms KPMG LLP and MFR. He is an active member of NACD and regularly participates in their professional development conferences. Additionally, Mr. Mir has experience in public relations, government, education,JOE healthC. McKINNEY, care and community72, has been outreach Vice-Chairman from his of board Broadway service National on several Bank, community a locally owned-based organizations.and operated San Antonio-based bank, since October 2002. He formerly served as Chairman of the board of directors and Chief Executive Officer of JPMorgan Chase Bank-San Antonio from November 1987 until his retirement in March 2002. Mr. McKinney graduated from Harvard University in 1969 with a Bachelor of Arts in Economics, and he graduated from the Wharton School of the University of Pennsylvania in 1973 with a Master of Business Administration in Finance. Mr. McKinney has been an independent director of the Company since January 2003 and is Chair of the Finance and Audit Committee , a member of the Nominating and Corporate Governance Committee, a member of the Executive Compensation Committee, and a member of the Executive Committee. He is a director of Broadway National Bank; Broadway Bancshares, Inc.; and New York REIT (NYRT). He is a former director of USAA Real Estate Company; US Industrial REIT I, II, and III; US Global Investors Funds; and Prodigy Communications Corporation. Qualifications, Experience, Key Attributes, and Skills: Mr. McKinney has over 44 years of experience in banking, finance, and management from his distinguished career in banking, culminating in a tenure of over 14 years as Chairman of the Board and Chief Executive Officer of JPMorgan Chase Bank-San Antonio and 16 years as Vice-Chairman of Broadway National Bank. He further brings significant board experience from his service on over six boards of banks, investment funds, and corporations. 19

HARRIS J. PAPPAS, 74, previously served as Chief Operating Officer of the Company from March 2001 until his retirement in 2011. Since his retirement, Mr. Pappas’ principal occupation has been as a director of the Company. Mr. Pappas has been a director of the Company since 2001 and is a member of the Executive Committee and the Personnel and Administrative Policy Committee. Mr. Pappas has been President of Pappas Restaurants, Inc. since 1980. Mr. Pappas graduated from Texas A&M University with a Bachelor of Business Administration in Finance and Accounting. He received the Distinguished Alumnus Award from Texas A & M University in 2001 and the Outstanding Alumnus Award from the Texas A & M Mays College of Business in 1999. He is a director of Oceaneering International, Inc. (NYSE: OII). Mr. Pappas is an advisory board member of Frost National Bank- Houston and is a committee member of Memorial Hermann Health System. Qualifications, Experience, Key Attributes, and Skills: Mr. Pappas has more than 41 years of experience in the restaurant industry. With his brother, Christopher Pappas, he has founded and operated more than 90 restaurants during his successful career, including Pappadeaux Seafood Kitchen, Pappasitos Cantina, and Pappas Bros. Steakhouse. Additionally, Mr. Pappas has broad executive management and operational experience from his 34-year tenure as President of Pappas Restaurants, Inc. He also has extensive board experience from his tenure as a trustee and board member on the boards of a petroleum exploration company, as well as educational and healthcare institutions. Mr. Pappas and his brother,GERALD Christopher W. BODZY, Pappas, 67, are has widely been Presidentregarded asand restaurant owner of industry Showcase experts. Custom Vinyl Windows and Doors, a manufacturer of residential windows and doors in Houston, Texas, since 2004. Mr. Bodzy has been a director of the Company since 2016 and is a member of the Finance and Audit Committee and Chair of the Executive Compensation Committee. Mr. Bodzy is also a director of the Boys & Girls Club of Greater Houston, a national trustee of National Jewish Health in Denver, Colorado, where he has been a member of the investment committee since 2000, and a member of Phi Beta Kappa. From 1990 to 2000, Mr. Bodzy was a Managing Director of Stephens, Inc. where he headed the investment banking firm’s Houston office. From 1979 to 1990, he was employed by Smith Barney, Inc. in New York (as Managing Director from 1986). From 1976 to 1979, he worked in the real estate group at General Crude Oil Company in Houston. Mr. Bodzy is a former director of Earthwise Windows, Oshman’s Sporting Goods, Benchmark Electronics, and Republic Bankshares of Texas. He earned a B.A. Degree in Economics from the University of Texas in 1973 and a J.D. Degree from the University of Texas School of Law in 1976. Qualifications, Experience, Key Attributes and Skills: Mr. Bodzy has over 39 years of experience in investment banking, investments, and business management, including 11 years at Smith Barney and 10 years at Stephens, Inc., in both firms culminating in service as Managing Director, representing clients in equity and debt offerings and mergers and acquisitions. Most recently, he has served 14 years at Showcase Custom Vinyl Windows and Doors as President and owner. Mr. Bodzy also has significant Otherboard Nominee experience for from Election his service to a Term on boards Expiring of banks, in 2020 retail, and manufacturing companies, where he has also served on audit, compensation, and nominating committees. The Board has determined to appoint a new director candidate, whom the Board has been considering and interviewing for several months. The candidate was approved by the Board on December 11, 2018. The Company is currently waiting for the consent of the candidate’s employer. A majority of the votes cast by the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors at the Annual Meeting is required for the election of a director nominee. Abstentions and broker non- votes, if any, will have no effect on the result of this vote. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES ON THE WHITE PROXY CARD. Bandera has notified the Company of its intent to nominate six nominees for election as directors at the Annual Meeting., and has filed proxy materials soliciting proxies for the election of four director nominees at the Annual Meeting. The Board does not endorse any Bandera Nominee and unanimously recommends that you disregard any[gold] proxy card that may be sent to you by Bandera. Voting to "withhold" with respect to any Bandera nominee on its proxy card is not the same as voting for the Board’s nominees, because a vote to "withhold" with respect to any Bandera Nominee on its proxy card will revoke any previous WHITE proxy card submitted by you. If you have already voted using a proxy card sent to you by Bandera, you have every right to change your vote and we urge you to revoke that proxy by voting the 20 enclosed WHITE proxy card and returning it promptly. Only the latest dated validly executed proxy that you submit will be counted. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor at the contact listed below: Morrow Sodali LLC 509 Madison Avenue Suite 1206 New York, NY 10022 Call Toll-Free (800) 662-5200 or E-mail: LUB@morrowsodali.com YOUR VOTE IS IMPORTANT. VOTE THE WHITE PROXY CARD TODAY. 21

2018 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(5)	Total ($)
Gerald W. Bodzy	$ 15,000	$ 84,752	—	—	—	—	$ 99,752
Judith B. Craven	50,000	36,750	—	—	—	—	86,750
Arthur R. Emerson(6)	30,000	29,250	—	—	—	—	59,250
Jill Griffin	60,000	36,750	—	—	—	—	96,750
Frank Markantonis	11,250	83,251	—	—	—	—	94,501
Joe C. McKinney	54,000	48,751	—	—	—	—	102,751
Gasper Mir, III	57,500	51,752	—	—	—	—	109,252
Harris J. Pappas	—	96,749	—	—	—	—	96,749

(1) Amounts shown reflect the aggregate grant date fair value of the restricted stock granted to directors in fiscal 2018, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Share-Based Payment* ("FASB ASC Topic 718"). The grant date fair value for each share is based on the average of the high and low stock price of our Common Stock on the date of grant.

(2) The grant date fair value of each equity award granted to each director, was as follows:

Name	1st Quarterly Grant October 1, 2017	2nd Quarterly Grant January 1, 2018	Discretionary Grant February 8, 2018	3rd Quarterly Grant April 1, 2018	4th Quarterly Grant July 1, 2018
Gerald W. Bodzy	$ 14,250	$ 14,250	$ 21,750	$ 14,251	$ 20,251
Judith B. Craven	3,749	3,751	21,750	3,749	3,751
Arthur R. Emerson(6)	3,749	3,751	21,750	—	—
Jill Griffin	3,749	3,751	21,750	3,749	3,751
Frank Markantonis	18,749	14,250	21,750	14,251	14,251
Joe C. McKinney	6,750	6,751	21,750	6,751	6,749
Gasper Mir, III	9,751	6,751	21,750	6,751	6,749
Harris J. Pappas	18,749	18,750	21,750	18,750	18,750

(3) As of August 28, 2018, each non-employee director held the following outstanding shares of restricted stock: Mr. Bodzy, 60,412 shares; Mr. Emerson, 0 shares; Ms. Craven, 35,485 shares; Ms. Griffin, 35,485 shares; Mr. Markantonis, 69,465 shares; Mr. McKinney, 45,876 shares; Mr. Mir, 65,901 shares; and Mr. Pappas, 79,866 shares.

(4) As of August 28, 2018, none of our non-employee directors held outstanding stock options.

(5) Perquisites and other personal benefits that did not exceed $10,000 in the aggregate for any non-employee director have been excluded.

(6) Mr. Emerson retired from the Board at the Company's 2018 Annual Meeting of Shareholders.

Each nonemployee director other than the Chairman of the Board is paid an annual retainer fee of $50,000 and a single fee of $15,000 for all other committees in which each such nonemployee director is a member. Nonemployee directors do not receive meeting fees. The Chairman of the Board is paid an annual retainer fee of $85,000. Further, the Chair of the Finance and Audit Committee is paid an additional annual retainer fee of $14,000, and the Chair of each other committee of the Board is paid an additional annual retainer fee of $10,000. The Chairman of the Board does not receive any additional annual retainer fee for service as the Chair of any other committee of the Board.

22

Pursuant to the Company’s Second Amended and Restated Nonemployee Director Stock Plan (the “Plan”), each nonemployee director is required to receive a portion of the annual retainer fee in restricted stock in an amount as determined by the Board (the “Mandatory Retainer Award”). The Board has set the Mandatory Retainer Award at the dollar value equivalent of $15,000. In addition (as defined in the Plan), each nonemployee director, prior to the end of any calendar year, may elect to receive an additional portion of their annual retainer fee in the dollar value equivalent of restricted stock (the “Elective Retainer Award”). On the first day of each January, April, July, and October during the term of the Plan, the director receives the Mandatory Retainer Award and any Elective Retainer Award so elected in restricted stock, the amount of shares being equal to the dollar value equivalent of the elected portion of the director’s annual retainer fees. Directors receiving an Elective Retainer Award will also receive an additional number of whole shares of restricted stock equal to 20% of the number of whole shares of restricted stock issued in payment of the Elective Retainer Award for the quarterly period beginning on that date. Further, under the Plan, nonemployee directors may be periodically granted shares of restricted stock or nonqualified options to purchase shares of Common Stock at an option price equal to 100% of the fair market value on the date of grant. Each option terminates on the earlier of the tenth anniversary of the grant date or one year after the optionee ceases to be a director. An option may not be exercised prior to the first anniversary of the grant date, subject to certain exceptions specified in the Plan. No nonemployee director may receive options to purchase more than 7,500 shares in any 12-month period. Consistent with past practices, in February of 2018, the Board made a discretionary grant of 7,500 shares of restricted stock units which vest on the third anniversary of the grant date, subject to the director’s continued service through such date. The Company’s Nonemployee Director Deferred Compensation Plan permits nonemployee directors to defer all or a portion of their directors’ fees in accordance with applicable regulations under the Internal Revenue Code of 1986, as amended (the “Code”). Deferred amounts bear interest at the average interest rate of U.S. Treasury ten-year obligations. The Company’s obligation to pay deferred amounts is unfunded and is payable from the general assets of the Company. The Company’s Corporate Governance Guidelines establish guidelines for share ownership. Currently, all directors are expected to accumulate shares of Common Stock with a market value of at least $100,000 prior to the five-year anniversary of their appointment to the Board. As of December 6, 2018, each of our non-employee directors satisfied our non-employee director share ownership guideline or is within the five-year transition period. 23

PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board has appointed the firm of Grant Thornton LLP to audit the accounts of the Company for fiscal 2019. Representatives of Grant Thornton LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm is not a matter which is required to be submitted to a vote of shareholders, but the Board considers it appropriate for the shareholders to express or withhold their approval of the appointment. If shareholder ratification should be withheld, the Board would consider an alternative appointment for the succeeding fiscal year. The ratification requires the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote on such matter at the Annual Meeting. Fees Paid to the Independent Registered Public Accounting Firm The table below shows aggregate fees for professional services rendered for the Company by Grant Thornton LLP for fiscal 2018 and 2017: 2018 2017 (in thousands) Audit Fees $ 794 $ 661 Audit-Related Fees 0 0 Tax Fees 0 0 All Other Fees 0 0 Total $ 794 $ 661 Audit Fees for fiscal 2018 and 2017 consisted of fees associated with the audit of the Company’s consolidated financial statements and internal control over financial reporting included in the Company’s Annual Report on Form 10-K and reviews of the Company’s interim financial statements included in the Company’s Quarterly Reports on Form 10-Q. Audit-Related Fees. The Company did not incur any Audit-Related Fees for fiscal 2018 and 2017. Tax Fees. The Company did not incur any Tax Fees from Grant Thornton LLP for fiscal 2018 and 2017. All Other Fees. The Company did not incur any other fees for fiscal 2018 and 2017. Preapproval Policies and Procedures All auditing services provided by Grant Thornton LLP must be preapproved by the Finance and Audit Committee. Generally, this approval occurs each year at the August meeting of the Finance and Audit Committee for the subsequent fiscal year and as necessary during the rest of the fiscal year for unforeseen requests. The nonaudit services specified in Section 10A(g) of the Exchange Act may not be, and are not, provided by Grant Thornton LLP. Grant Thornton LLP provides a report to the Chair of the Finance and Audit Committee prior to each regularly scheduled Finance and Audit Committee meeting detailing all fees, by project, incurred by Grant Thornton LLP year-to-date and an estimate for the fiscal year. The Chair of the Finance and Audit Committee reviews such fees at each Finance and Audit Committee meeting. The Finance and Audit Committee periodically reviews these fees with the full Board. During fiscal 2018 and 2017, no preapproval requirements were waived for services included in the Audit-Related Fees, Tax Fees, and All Other Fees captions of the fee table above pursuant to the limited waiver provisions in applicable rules of the SEC. Ratification of the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm requires the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote on the matter. Abstentions and broker non-votes, if any, will have no effect on the result of this vote. 24

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. 25

PROPOSAL 3: ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS The Board is recommending that the shareholders approve the following advisory resolution: RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including disclosure under "Executive Compensation," "Compensation Tables and Information," and the related narrative discussion. The Board recommends a vote FOR this resolution because it believes that the policies and practices described under "Executive Compensation" are effective in achieving the Company’s goals of linking pay to performance and levels of responsibility, encouraging our executive officers to remain focused on both short-term and long-term operational and financial goals of the Company and linking executive performance to shareholder value. The "Say-on-Pay" vote is required pursuant to Section 14A of the Exchange Act. The vote is advisory in nature and is non-binding on the Company. We urge shareholders to read the disclosure under "Executive Compensation" beginning on page 3435 of this Proxy Statement, as well as under "Compensation Tables and Information," and the related narrative discussion, beginning on page 3839, which provide detailed information on the Company’s compensation policies and practices and the compensation of our Named Executive Officers. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to any Named Executive Officer and will not be binding on or overrule any decisions by the Executive Compensation Committee or the Board. Because we value our shareholders’ views, the Executive Compensation Committee and the Board will consider the results of this advisory vote when formulating future executive compensation policies and programs. Approval of the compensation of our Named Executive Officers on a non-binding basis requires the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote on this proposal. Abstentions and broker non-votes, if any, will have no effect on the result of this vote. THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RESOLUTION APPROVING, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS. 26

PROPOSAL 4: APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO ELIMINATE THE SUPERMAJORITY VOTING REQUIREMENT FOR REMOVAL OF DIRECTORS The Company’s Amended and Restated Certificate of Incorporation currently provides that any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Company entitled to vote generally in the election of directors, voting together as a single class. On the recommendation of the Nominating and Corporate Governance Committee, the Board has unanimously approved, and is proposing to the shareholders, an amendment to the Company’s Amended and Restated Certificate of Incorporation to eliminate the supermajority voting requirement for the removal of directors. If the shareholders approve this proposal, directors would be subject to removal from office by the vote of a simple majority of the voting power of all of the shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The proposed amendment to the Company’s Amended and Restated Certificate of Incorporation is the result of the Board’s ongoing review of our corporate governance principles. Supermajority voting requirements are designed to provide protection for all shareholders by protecting them against self-interested action by one or a few large shareholders, and to encourage persons seeking control of a company to negotiate with its board of directors to reach terms that are fair and provide the best result for all shareholders. However, as corporate governance standards have evolved, some investors and commentators now view these provisions as limiting the ability of shareholders to effectively participate in corporate governance. The Board has considered the arguments in favor of and against supermajority voting requirements for director removal and have determined that it is in the best interest of the Company and all its shareholders to remove such requirements pursuant to the amendment to the Amended and Restated Certificate of Incorporation. The full text of the proposed amendment to the Amended and Restated Certificate of Incorporation is set forth as follows, with deletions indicated by strike-outs and additions indicated by underlining: Amendment to Article Sixth, Paragraph (d) "(d) Removal of Directors. Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least 80% a majority of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class." Approval of this amendment of the Amended and Restated Certificate of Incorporation to eliminate supermajority voting for removal of directors requires the affirmative vote of at least 80% of the shares of common stock issued and outstanding as of the record date, or [•] shares. Abstentions and broker non-votes, if any, will have the same effect as a vote "against" this proposal. If the shareholders vote to approve this proposal, it will become effective upon the filing of the amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Company intends to file the amendment to the Amended and Restated Certificate of Incorporation promptly after the requisite vote is obtained. THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RESOLUTION APPROVING THE AMENDMENT OF THE COMPANY’S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION. 27

CORPORATE GOVERNANCE Committees of the Board The Board currently maintains the following standing committees: Finance and Audit, Nominating and Corporate Governance, Personnel and Administrative Policy, Executive Compensation, and Executive. All committees meet as necessary to fulfill their responsibilities. The Board has directed each committee to consider matters within its areas of responsibility and to make recommendations to the full Board for action on these matters. Only the Executive Committee is empowered to act on behalf of the Board, and the specific powers of that committee may be exercised only in extraordinary circumstances. Finance and Audit Committee The Finance and Audit Committee is a standing audit committee established to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements. Its primary functions are to monitor and evaluate corporate financial plans and performance and to assist the Board in monitoring: (1) the integrity of the financial statements of the Company; (2) the Company’s compliance with legal and regulatory requirements; (3) the qualifications and independence of the Company’s independent registered public accounting firm; (4) the performance of the Company’s internal audit function and its independent registered public accounting firm; and (5) the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures. Management is responsible for preparing the financial statements, and the independent registered public accounting firm is responsible for auditing those financial statements. The Finance and Audit Committee is also directly responsible for the appointment, compensation, retention, and oversight of the work of the Company’s independent registered public accounting firm and the preparation of the Finance and Audit Committee Report below. A copy of the current Finance and Audit Committee Charter adopted by the Board is available in print to any shareholder upon request and can be found on the Company’s website at www.lubysinc.com. All members of the Finance and Audit Committee are independent directors as described under “Corporate Governance Guidelines-Director Independence” on page 2829. The Finance and Audit Committee met ten times during the last fiscal year. The Board determined that Gasper Mir, III and Joe C. McKinney are “audit committee financial experts” as defined in rules of the SEC adopted pursuant to the Sarbanes-Oxley Act of 2002 and each is “independent” as independence for audit committee members is defined in the corporate governance standards of the NYSE. At least quarterly, members of the Finance and Audit Committee have the opportunity to meet privately with representatives of the Company’s independent registered public accounting firm and with the Company’s internal auditor. As of August 29, 2018, the members of the Finance and Audit Committee were: Joe C. McKinney (Chair); Gerald Bodzy (Vice-Chair); and Gasper Mir, III. Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee is a standing committee of the Board whose primary functions are: (1) to maintain oversight of the development, structure, performance, and evaluation of the Board; (2) to seek and recommend candidates to fill vacancies on the Board; (3) to recommend appropriate Board action on renewal terms of service for incumbent members as their terms near completion; (4) to review compensation paid to non-management directors; (5) to review the Company’s Enterprise Risk Management framework and programs; and (6) to develop and periodically review the Company’s Corporate Governance Guidelines and recommend such changes as may be determined appropriate to the Board so as to reflect the responsibilities of the Board and the manner in which the enterprise should be governed in compliance with best practices. A copy of the current Nominating and Corporate Governance Committee Charter is available in print to any shareholder upon request and can be found on the Company’s website at www.lubysinc.com. All members of the Nominating and Corporate Governance Committee are independent directors as described below. The Nominating and Corporate Governance Committee met one time during the last fiscal year. As of August 29, 2018, the members of the Nominating and Corporate Governance Committee were: Gasper Mir, III (Chair); Judith B. Craven (Vice-Chair); Jill Griffin; Joe C. McKinney; and Gerald Bodzy. Personnel and Administrative Policy Committee 28

The primary functions of the Personnel and Administrative Policy Committee are to monitor and evaluate the policies and practices of: (1) human resource management and administration; (2) management development; (3) non-executive officer compensation and benefits; (4) savings and investment plan administration; (5) marketing and public relations strategies; (6) loss prevention, quality assurance, and food safety policies and procedures; and (7) investor relations and communications on matters other than financial reporting. The Personnel and Administrative Policy Committee met two times during the last fiscal year. As of August 29, 2018, the members of the Personnel and Administrative Policy Committee were: Jill Griffin (Chair); Judith B. Craven (Vice-Chair); Frank Markantonis; and Harris J. Pappas. Executive Compensation Committee The Executive Compensation Committee is a standing committee of the Board, consisting of independent directors, whose primary functions are: (1) to discharge the Board’s responsibilities relating to compensation of our Named Executive Officers and (2) to communicate to shareholders the Company’s executive compensation policies and the reasoning behind such policies. The Executive Compensation Committee may delegate its responsibilities to a subcommittee consisting of one or more of its members. The Executive Compensation Committee Charter is available in print to any shareholder upon request and can be found on the Company’s website at www.lubysinc.com. All members of the Executive Compensation Committee are independent directors as described under “Corporate Governance Guidelines—Director Independence” on page 2829. The Executive Compensation Committee met three times during the last fiscal year. For information concerning policies and procedures relating to the consideration and determination of executive compensation, including the role of the Executive Compensation Committee, see “Executive Compensation” beginning on page 3435. As of August 29, 2018, the members of the Executive Compensation Committee were: Gerald Bodzy (Chair); Judith B. Craven (Vice-Chair); Jill Griffin; Gasper Mir; and Joe McKinney. Executive Committee The primary functions of the Executive Committee are: (1) to facilitate action by the Board between meetings of the Board; and (2) to develop and periodically review the Company’s standing committee charters. The Executive Committee did not meet during the last fiscal year. As of August 29, 2018, the members of the Executive Committee were: Gasper Mir, III (Chair); Judith B. Craven (Vice- Chair); Gerald Bodzy; Jill Griffin; Joe C. McKinney; Christopher J. Pappas; and Peter Tropoli. Nominations for Directors The Nominating and Corporate Governance Committee considers candidates for Board membership recommended by its members and other Board members, as well as management and shareholders. The Nominating and Corporate Governance Committee may retain a third-party search firm to assist it in identifying candidates. The Nominating and Corporate Governance Committee will consider director candidates whose recommendations are timely submitted by our shareholders in accordance with the notice provisions discussed below under “Shareholder Proposals for 2020 Annual Meeting.” Once the Nominating and Corporate Governance Committee has identified a prospective nominee, or received a recommendation for a prospective nominee, the Nominating and Corporate Governance Committee makes an initial determination as to whether to conduct a full evaluation of the prospective nominee. The initial determination is based on the information provided to the Nominating and Corporate Governance Committee with the recommendation of the prospective candidate, as well as the Nominating and Corporate Governance Committee’s own knowledge of the prospective nominee, which may be supplemented by inquiries of the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Nominating and Corporate Governance Committee determines, in consultation with the Board, as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee’s background and experience and report its findings to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee then evaluates the prospective nominee against the minimum 29 standards and qualifications set out in the Company’s Corporate Governance Guidelines and the charter of the Nominating and Corporate Governance Committee, including: • a candidate’s expertise and experience; • independence (as defined by applicable rules promulgated by the NYSE and the SEC); • financial literacy and understanding of business strategy, business environment, corporate governance, and board operation knowledge; • commitment to the Company’s core values; • skills, expertise, independence of mind, and integrity; • relationships with the Company; • service on the boards of directors of other companies; • openness, ability to work as part of a team and willingness to commit the required time; and • familiarity with the Company and its industry. The Nominating and Corporate Governance Committee also considers the diversity of, and the optimal enhancement of the current mix of talent and experience on, the Board and other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, and the need for Finance and Audit Committee expertise. While no formal diversity policy exists, diversity is considered as one factor of many in evaluating prospective nominees, and the Nominating and Corporate Governance Committee believes that its evaluation of diversity as a factor in evaluating prospective nominees is effective. In connection with its evaluation, the Nominating and Corporate Governance Committee determines whether to interview the prospective nominee; in addition, if warranted, one or more members of the Nominating and Corporate Governance Committee, and others as appropriate, may interview prospective nominees in person. After completing this evaluation and interview, the Nominating and Corporate Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating and Corporate Governance Committee. The Company did not pay any third party a fee to assist in the process of identifying or evaluating nominees for election at the Annual Meeting. 30

CORPORATE GOVERNANCE GUIDELINES The Company maintains Corporate Governance Guidelines evidencing the views of the Company on such matters as the role and responsibilities of the Board, composition of the Board, Board leadership, functioning of the Board, functioning of committees of the Board, and other matters. These guidelines are reviewed annually and modified when deemed appropriate by the Board. The current version of the Company’s Corporate Governance Guidelines are available in print to any shareholder upon request and can be found on the Company’s website at www.lubysinc.com. Director Independence The Board has evaluated the independence of the members of the Board under the Luby’s Director Independence Test. In conducting this evaluation, the Board considered transactions and relationships between each director or his or her immediate family and the Company to determine whether any such transactions or relationships were material and, therefore, inconsistent with a determination that each such director is independent. Based upon that evaluation, the Board determined that the following directors are independent: Judith B. Craven Jill Griffin Joe C. McKinney Gasper Mir, III Gerald Bodzy The Board also has determined that each member of the Finance and Audit Committee, the Nominating and Corporate Governance Committee, and the Executive Compensation Committee meets the independence requirements applicable to such committees required by the NYSE and the SEC. The Luby’s Director Independence Test is available in print to any shareholder upon request and can be found on the Company’s website at www.lubysinc.com. Resignation of Directors Any director may resign at any time by giving notice in writing or by electronic transmission to the Board or the Secretary of the Company. Executive Session Meetings of Non-Management Directors Non-management directors regularly meet in executive sessions, without the presence of management directors or executive officers of the Company. Board Leadership Structure and Presiding Director Currently, the offices of Chairman and Chief Executive Officer are separate. Corporate policy allows for the separation of these offices to preserve flexibility for the Board regarding the selection of Chairman and Chief Executive Officer and the independence of these positions, although it is not mandated. The Chairman of the Board currently presides over the executive sessions of non-management directors. If the offices of Chief Executive Officer and Chairman are not separate or, for any other reason, the Chairman is not independent, the independent directors will elect one of the independent directors to preside over the executive sessions of non-management directors. Board Member Meeting Attendance Directors are expected to attend Board meetings and meetings of the Committees on which they serve, to spend the time needed, and to meet as frequently as necessary to properly discharge their responsibilities. During fiscal 2018, the Board held thirteen meetings. Each Director attended at least 87% of the meetings of the Board and Committees on which he or she served. All of the Company’s Directors attended the 2018 annual meeting of shareholders of the Company and the Company expects that all continuing members of the Board will be present at the Annual Meeting. 31

The Board’s Role in Risk Oversight The Board considers the effective oversight of risk important to running a successful business and in fulfilling its fiduciary responsibilities to the Company and its shareholders. In addition to the Chief Executive Officer, General Counsel, Vice President of Risk Management, and other members of our senior leadership team who are responsible for the day-to-day management of risk, the Board is responsible for ensuring that an appropriate culture of risk management exists within the Company and for overseeing its risk profile and assisting management in addressing specific risks, such as operational risks, strategic and competitive risks, financial risks, brand and reputation risks, and legal and regulatory risks. Strategic, operational, and competitive risks, as well as the steps management has taken or will take to mitigate these risks, are presented, reviewed, and discussed at regular meetings of the Board and its committees. Additionally, at each quarterly meeting, or more often as necessary, the General Counsel presents to the Board an update on material legal and regulatory matters. The Nominating and Corporate Governance Committee is responsible for reviewing our Enterprise Risk Management, or ERM, framework and programs, as well as the framework by which management discusses our risk profile and risk exposures with the full board and its committees. The Finance and Audit Committee meets regularly with our Chief Financial Officer, our internal auditor, our independent registered public accounting firm, General Counsel, and other members of senior management to discuss our major financial risk exposures, financial reporting, internal controls, credit and liquidity risk, compliance risk, key operational risks, and ERM framework and programs. The Executive Compensation Committee and Personnel and Administrative Policy Committee are responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices for all employees and ensuring executive compensation is aligned with performance. They are also charged with monitoring our incentive and equity-based compensation plans, including employee pension and benefit plans. The Nominating and Corporate Governance Committee oversees risks related to our overall corporate governance, including board and committee composition, board size and structure, director independence, and our corporate governance profile and ratings. The Committee also is actively engaged in overseeing risks associated with succession planning for the Board and the Company’s management. Code of Conduct and Ethics for All Directors, Officers, and Employees The Board has adopted a Policy Guide on Standards of Conduct and Ethics, which is applicable to all directors, officers, and employees. The intent of the Policy Guide on Standards of Conduct and Ethics is to promote observance of fundamental principles of honesty, loyalty, fairness, and forthrightness and adherence to the letter and spirit of the law. Waivers of any part of the Policy Guide on Standards of Conduct and Ethics for any director or executive officer are permitted only by a vote of the Board or a designated Board committee that will ascertain whether a waiver is appropriate under all the circumstances. The Company intends to disclose any waivers of the Policy Guide on Standards of Conduct and Ethics granted to directors and executive officers in print to any shareholder upon request and will also disclose such waivers on the Company’s website at www.lubysinc.com. Copies of the Policy Guide on Standards of Conduct and Ethics are available in print to shareholders upon request and can be found on the Company’s website at www.lubysinc.com. Code of Ethics for the Chief Executive Officer and Senior Financial Officers The Board has adopted Supplemental Standards of Conduct and Ethics that apply to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers (“Senior Officers’ Code”). The Senior Officers’ Code is designed to deter wrongdoing and to promote, among other things: • honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; • full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; • compliance with all securities laws and other laws, rules and regulations applicable to the Company and the operation of its business; 32

• the prompt internal reporting to an appropriate person or persons identified in the Senior Officers’ Code of violations of the Senior Officers’ Code; and • accountability for adherence to the Senior Officers’ Code. Waivers of the Senior Officers’ Code for the Chief Executive Officer, Chief Financial Officer, and Controller are permitted only by a vote of the Board or a designated Board committee that will ascertain whether a waiver is appropriate under all the circumstances. The Company intends to disclose any waivers of the Senior Officers’ Code granted to the Chief Executive Officer, Chief Financial Officer, or Controller on the Company’s website at www.lubysinc.com and in print to any shareholder upon request. Copies of the Senior Officers’ Code are available in print to shareholders upon request and can be found on the Company’s website at www.lubysinc.com. Receipt and Retention of Complaints Regarding Accounting and Auditing Matters To facilitate the reporting of questionable accounting, internal accounting controls, or auditing matters, the Company has established an anonymous reporting hotline through which employees can submit complaints on a confidential and anonymous basis. Any concerns regarding accounting, internal accounting controls, auditing, or other disclosure matters reported on the hotline are reported to the Chair of the Finance and Audit Committee. These reports are confidential and anonymous. Procedures are in place to investigate all reports received by the hotline relating to questionable accounting, internal accounting controls, or auditing matters and to take any corrective action, if necessary. The Finance and Audit Committee is notified of these reports at every quarterly committee meeting, or sooner if necessary. Any person who has concerns regarding accounting, internal accounting controls, or auditing matters may address them to the attention of Chair, Finance and Audit Committee, Luby’s, Inc., 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. Nonretaliation for Reporting The Company’s policies prohibit retaliation against any director, officer, or employee for any report made in good faith. However, if the reporting individual was involved in improper activity, the individual may be appropriately disciplined even if he or she was the one who disclosed the matter to the Company. In these circumstances, the Company may consider the conduct of the reporting individual in promptly reporting the information as a mitigating factor in any disciplinary decision. Shareholder Communications to the Board Shareholders and other parties interested in communicating directly with the Chairman of the Board, the non-management directors as a group or the Board itself regarding the Company may do so by writing to the Chairman of the Board, in care of the Corporate Secretary at Luby’s, Inc., 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. The Board has approved a process for handling letters received by the Company and addressed to non-management members of the Board. Under that process, the Corporate Secretary reviews all such correspondence that, in the opinion of the Corporate Secretary, deals with the function of the Board or committees thereof or that the Corporate Secretary otherwise determines requires the Board’s attention. Directors may at any time request copies of all correspondence received by the Company that is addressed to members of the Board. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company’s internal audit department and handled in accordance with procedures that the Finance and Audit Committee has established with respect to such matters. SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE Section 16(a) of the Exchange Act requires the Company’s directors, executive officers, and any persons beneficially owning more than ten percent of the outstanding shares of our Common Stock to report their initial ownership of Common Stock and any subsequent changes in that ownership to the SEC and the NYSE, and to provide copies of such reports to the Company. Based upon the Company’s review of copies of such reports received by the Company and written representations of its directors and executive officers, the Company believes that during fiscal 2018 all filings with the SEC by its directors and executive officers complied with the requirements for reporting ownership and changes of ownership of Common Stock pursuant to Section 16(a) of the Exchange Act, except for a Form 4 which was filed late for Mr. Mir on February 20, 2018. 33

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS Related Person Transactions On July 23, 2002, the Company entered into an Indemnification Agreement with each member of the Board under which the Company obligated itself to indemnify each director to the fullest extent permitted by applicable law so that he or she will continue to serve the Company free from undue concern regarding liabilities. The Company has also entered into an Indemnification Agreement with each person becoming a member of the Board since July 23, 2002. The Board has determined that uncertainties relating to liability insurance and indemnification have made it advisable to provide directors with assurance that liability protection will be available in the future. The Company obtains certain goods and/or services from entities owned or controlled by Christopher J. Pappas, President and Chief Executive Officer of the Company, and Harris J. Pappas, a member of the Board (the “Pappas Entities”), pursuant to the terms of an Amended and Restated Master Sales Agreement, dated August 2, 2017 (the “Master Sales Agreement”). Under the terms of the Master Sales Agreement, the Pappas Entities may provide specialized (customized) equipment fabrication and basic equipment maintenance, including stainless steel stoves, shelving, rolling carts, and chef tables. During fiscal 2017, the Pappas Entities provided goods and services to the Company under the Master Sales Agreement in the amount of approximately $33,000. Consistent with past practices, the Finance and Audit Committee, consisting entirely of independent directors, reviewed on a quarterly basis all applicable amounts related to the Master Sales Agreement. The Company anticipates that payments to the Pappas Entities under the Master Sales Agreement during fiscal 2019, if any, will be primarily for goods purchased pursuant to the terms of the Master Sales Agreement. In the opinion of the Finance and Audit Committee, the fees paid by the Company for such goods and/or services are primarily at or below what the Company would pay for comparable goods and/or services (if available) from a party unaffiliated with the Company. In the third quarter of fiscal 2004, Messrs. Pappas became partners in a limited partnership which purchased a retail strip center in Houston, Texas. Messrs. Pappas collectively own a 50% limited partner interest and a 50% general partner interest in the limited partnership. A third-party company manages the center. One of the Company’s restaurants has rented approximately 7% of the space in that center since July 1969. No changes were made to the Company’s lease terms as a result of the transfer of ownership of the center to the new partnership. On November 22, 2006, due to the approaching expiration of the previous lease, the Company executed a new lease agreement with respect to this property. The new lease agreement was approved by the Finance and Audit Committee and provided for a primary term of approximately 12 years with two subsequent five-year options. The new lease was effective upon the Company’s relocation and occupancy into the new space in July 2008. Additionally, under the terms of the lease, the landlord has an option to buy out the lease on or after calendar year 2015 by paying the then unamortized cost of improvements to the Company. Through the end of calendar year 2018, the Company pays $22.00 per square foot plus maintenance, taxes, and insurance, which resulted in lease payments of $460,025 during fiscal 2018, and $115,702 from August 29, 2018 to December 1, 2018. The lease provides for increases in rent at set intervals. In the third quarter of fiscal 2014, an entity owned or controlled by Messrs. Pappas purchased from the Company’s landlord, the land underlying one of the Company’s Fuddruckers restaurants in Houston, Texas, which was contiguous to other land owned by the same entity. One of the Company’s restaurants has rented that property since July 1996, and the property was previously one of several properties included on the Master Lease, dated November 24, 1998, between Spirit Master Funding, LLC and Luby’s Fuddruckers Restaurants, LLC, as amended (the "Master Lease"). On March 12, 2014, the Company executed a new ground lease agreement (the "Ground Lease") severing this property from the Master Lease. The terms of the Ground Lease are substantially similar to the Master Lease and provide for a primary term of approximately 6 years with two subsequent five-year options. Pursuant to the Ground Lease, the Company pays $28.06 per square foot plus maintenance, taxes, and insurance from March 12, 2014 until November 30, 2016. Thereafter, the Ground Lease provides for increases in rent at set intervals. The Company made lease payments of $167,760 during fiscal 2018, and $41,376 from August 29, 2018 to December 1, 2018. Policies and Procedures Regarding Related Person Transactions The Board has adopted a written Related Person Transaction Approval Policy, which requires the Finance and Audit Committee to review each related person transaction (as defined below) and determine whether it will approve or ratify that transaction. 34

For purposes of the policy, a “related person transaction” is any transaction, arrangement, or relationship where the Company is a participant, the Related Person (defined below) had, has, or will have a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000 in any calendar year. “Related Person” includes: (a) any person who is or was (at any time during the last fiscal year) an executive officer, director or nominee for election as a director; (b) any person or group who is a beneficial owner of more than 5% of the Company’s voting securities; (c) any immediate family member of a person described in provisions (a) or (b) of this sentence; or (d) any entity in which any of the foregoing persons is employed, is a partner or has a greater than 5% beneficial ownership interest. In determining whether a related person transaction will be approved or ratified, the Finance and Audit Committee may consider factors such as: (a) the extent of the Related Person’s interest in the transaction; (b) the availability of other sources of comparable products or services; (c) whether the terms are competitive with terms generally available in similar transactions with persons that are not Related Persons; (d) the benefit to the Company; and (e) the aggregate value of the transaction. 35

EXECUTIVE OFFICERS Certain information is set forth below concerning the executive officers of the Company, each of whom has been elected to serve until his successor is duly elected and qualified: Served as Officer Si Name Positions with Luby's, Inc. Age nce Christopher J. Pappas 2001 President and CEO (since March 2001). 71 K. Scott Gray 2005 Senior Vice President and CFO (since April 2007); Vice 49 President of Finance (October 2005 to April 2007). Peter Tropoli 2001 General Counsel and Secretary; (since October 2018); Chief 46 Operating Officer (April 2011 to October 2018); Senior Vice President-Administration and General Counsel (March 2001 to April 2011); Secretary (January 2006 to April 2011). Benjamin T. Coutee 2007 Chief Operating Officer (since October 2018); Senior Vice 52 President of Operations (2011 to 2018); Division Vice President, Culinary Services (2007 to 2011) 36

EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION OVERVIEW The Company’s executive compensation program is designed to enable the Company to execute its business objectives by attracting, retaining, and motivating the highest quality of management talent. The program is also designed to incent and reward executive performance, with the objective of enhancing shareholder value over the long-term and encouraging long-term retention of executive officers. As such, each element of compensation is deemed to be an integral part of achieving this purpose. In addition, the Company strives to remain competitive within its industry. The Executive Compensation Committee annually evaluates the effectiveness of the Company’s executive compensation program in meeting its objectives, including advising the Board on the compensation to be paid to the Company’s executive officers and approving the compensation for executive officers. In addition, the Company annually provides shareholders with an advisory vote to approve the Company’s executive compensation as required under Section 14A of the Exchange Act. At the Company’s 2018 annual meeting of shareholders, the compensation of our Named Executive Officers, as disclosed in the Company’s proxy statement, was approved with an affirmative vote of approximately 83 percent of the votes cast on the proposal. The Executive Compensation Committee evaluated the results of the 2018 advisory vote at its August 1, 2018 meeting. The Executive Compensation Committee also considered many other factors in its evaluation of the Company’s executive compensation program, including reference to the Company’s performance for the prior fiscal year, competitive compensation data, evaluation of each executive’s contribution to the Company’s performance, each executive’s experience, responsibilities, management abilities, and other individual criteria it deems appropriate. While each of these factors bore on the Executive Compensation Committee’s decisions regarding the compensation of our Named Executive Officers, the Executive Compensation Committee did not make any changes to the Company’s executive compensation program and policies as a result of the 2018 advisory vote on the compensation of our Named Executive Officers. The Company’s executive compensation program currently consists of three main components: • base salary; • a performance-based annual non-equity incentive award; and • performance-based short-term and long-term equity incentive awards. The dollar value of performance-based equity incentive awards is divided equally among short-term and long-term equity incentive awards. Fifty percent of the equity incentive award dollar value consists of the "Short-Term Equity Incentive," which is divided equally among stock option and restricted stock unit grants. Although these awards are time-based, the grant of the Short-Term Equity Incentive is awarded based on actual earnings before interest, taxes, depreciation, and amortization ("EBITDA") as compared with an annual pre-budgeted EBITDA performance goal during the applicable fiscal year, and the awards are subject to vesting schedules requiring continued service with the Company through the applicable vesting period. The other fifty percent of such equity incentive award dollar value consists of a stock-settled long-term incentive award, with payouts determined at the end of a three-year performance period based on the Company’s relative total shareholder return as compared to a pre-established peer group. In addition, the Executive Compensation Committee retains authority to grant equity awards outside of the Short-Term Equity Incentive and Long-Term Equity Incentive programs when it deems appropriate. The Company’s executive compensation program does not include any pension benefits. None of our Named Executive Officers participate in any retirement or defined benefit plan maintained by the Company other than the Company's 401(k) retirement plan. The Company has no compensation agreements or benefits which provide for tax gross-ups. Further, executive officers do not receive perquisites or other personal benefits which exceed $10,000 in the aggregate for any executive officer in any fiscal year. The Company currently has no salary continuation agreement, or severance or change in control agreements having similar effect, with any employee of the Company other than the employment agreement with Christopher J. Pappas as described under "Chief Executive Officer Employment Agreement" below. The Executive Compensation Committee administers the Company’s stock option, ownership, and any other equity- based compensation plans with respect to our Named Executive Officers. 37

Base Salaries The Company seeks to compensate executive officers for their performance throughout the year with annual base salaries that are intended to be fair and competitive while being consistent with the Company’s position in the foodservice industry. Base salaries are reviewed annually or biannually by the Executive Compensation Committee to evaluate continuing consistency within the industry and the Company’s level of performance during the previous fiscal year. A third-party consultant, Willis Towers Watson, provided benchmark information in fiscal 2015, through the use of peer and general industry data, which was used as a reference to assist the Executive Compensation Committee in setting fiscal 2018 base salary levels. See "Benchmarking and Use of Third-Party Compensation Consultant" beginning on page 3637. Any increase in an executive officer’s base salary is intended to reflect the Company’s financial performance, individual performance, market conditions, and/or potential changes in the officer’s duties and responsibilities. For fiscal 2018, Mr. Christopher J. Pappas’ base salary level was initially set at $500,000 pursuant to the terms of his December 2017 employment agreement. On August 1, 2018, the Board and Christopher J. Pappas agreed to reduce his fixed annual base salary to $1. See "Chief Executive Officer Employment Agreement" beginning on page 3738. Future adjustments to base salaries and salary ranges will be determined after considering the competitive market as well as individual performance. Non-Equity Incentive Compensation and Bonus The Company’s annual non-equity incentive compensation is determined based on actual EBITDA as compared with an annual EBITDA performance goal for the applicable fiscal year. Individual performance objectives are also established near the beginning of each fiscal year and monitored throughout the fiscal year. If earned, the annual incentive compensation is paid to each executive in the form of a cash payment that will vary according to the Company’s overall performance. Willis Towers Watson provided benchmark information in fiscal 2015 through the use of peer and general industry data, which was used as a reference to assist the Executive Compensation Committee in setting target incentive opportunities for fiscal 2018. See "Benchmarking and Use of Third-Party Compensation Consultant" beginning on page 3637. The Executive Compensation Committee believes that EBITDA is an important financial measure of executive performance. We believe this measure allows for a reasonably accurate measure of executive performance relative to past periods, while minimizing the impact of non-operating factors, such as macroeconomic trends and acquisition integration. Further, the Executive Compensation Committee considers individual executive officer performance relative to performance goals relating to each executive officer’s functions and area of responsibility. Such performance goals may include, without limitation: achievement of operational and management goals; revenue; profitability; return on investment; cost controls; business development; and other enhancements of shareholder value. The Executive Compensation Committee maintains full discretion with regard to annual incentive compensation, including the ability to grant an additional discretionary cash bonus at fiscal year-end and may decide to award or withhold an incentive compensation award for an individual based upon overall Company or individual performance during the year. No cash bonuses were paid to the executive officers based on fiscal 2018 performance. Short-Term Equity Incentive Compensation Short-term equity incentive compensation in the form of stock options and restricted stock units is designed to (1) incent performance that leads to enhanced shareholder value, (2) encourage retention of high quality talent, and (3) align the executive’s interests with shareholders’ long-term interests. Short-term equity incentive compensation is granted based on actual EBITDA as compared with an annual pre-budgeted EBITDA performance goal for the applicable fiscal year. EBITDA is used as a general parameter, and the Executive Compensation Committee maintains full discretion with regard to the granting of short-term equity incentive compensation. Based on Fiscal 2018 EBITDA performance, the Executive Compensation Committee did not approve grants of short-term equity incentive compensation related to Fiscal 2018. In early fiscal 2018, the Executive Compensation Committee granted equity awards in the form of stock options and restricted stock units to Messrs. Gray and Tropoli for retention purposes. The stock option grants provide compensation to the optionee only to the extent the market price of the underlying stock increases between the date of grant and the date the option is 38 exercised. The restricted stock unit grants provide compensation to the recipient based on the value of the Company's Common Stock on the date the vesting restriction lapses. Stock option and restricted stock unit grants are generally made toward the beginning of the fiscal year and are intended to incent the award recipient through long-term compensation linked to increases in the price of Common Stock from the date of such grant. The value of each stock option grant and restricted stock unit grant is determined relative to the Company’s size and market, the scope and responsibility of the individual, individual performance, share usage under the plan, employee qualifications and position, as well as peer and general industry data. The stock option grants are granted at an exercise price equal to fair market value on the date of grant, and they typically vest 50% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date, subject to the award recipient’s continued employment through the applicable vesting date. The stock option grants typically expire ten years from their grant date. The restricted stock unit grants typically cliff vest on the third anniversary of the grant date, subject to the award recipient’s continued employment through the vesting date. Long-Term Equity Incentive Compensation Long-term equity incentive compensation in the form of a long-term incentive opportunity settled in Common Stock at the end of a three-year performance period based on the Company’s relative total shareholder return is designed to (1) incent performance that leads to enhanced shareholder value, (2) encourage retention, and (3) align the executive officer’s interests with shareholders’ long-term interests. Payouts are determined based on the Company's relative cumulative three-year total shareholder return performance as compared to the total shareholder return of pre-determined peer companies over the same three-year performance period, with the payout value ranging from 0% to 200% of a target amount, as follows: Payout to Named Executive Officers Company achievement of budgeted target based on predetermined incentive levels (1) Below Threshold Performance Level No payout of incentive equity compensation Threshold Performance Level 50% payout of incentive equity compensation Target Performance Level 100% payout of incentive equity compensation Maximum Performance Level 200% payout of incentive equity compensation (1) Performance between the Threshold, Target, and Maximum Performance Levels determined by interpolation. The target value of an executive's long-term equity incentive opportunity is determined relative to the Company’s size and its market, scope and responsibility of the individual, individual performance, share usage under the plan, employee qualifications and position, as well as peer and general industry data. The long-term equity incentives granted in Fiscal 2016 were scheduled to vest based on the Company’s relative total shareholder return, as described above, over the three-year performance period ending on August 29, 2018. Based on performance below the threshold performance level, the Fiscal 2016 long-term equity incentives did not vest and the Named Executive Officers did not receive any payout with respect to such awards. All grants require Board approval and are typically presented at the first regularly scheduled Board meeting following the disclosure of fiscal year-end results. Neither the Company nor the Executive Compensation Committee has a program, plan, or practice to time equity grants to the Company’s executive officers in coordination with the release of material nonpublic information. Benchmarking and Use of Third-Party Compensation Consultant In prior years, the Executive Compensation Committee engaged a third-party compensation consultant, Willis Towers Watson, to provide an assessment of the Company’s compensation structure for all of its officer positions and to evaluate their compensation relative to the marketplace. Willis Towers Watson relied on its own annual incentive plan design surveys, its experience with general industry companies with annual revenues similar to that of the Company, and research from the proxy 39 statements of companies considered peers of the Company. Willis Towers Watson also developed marketplace base salary, target annual incentive opportunity, target total annual compensation, long term incentive award level, and target total direct compensation at the 25th, 50th, and 75th percentiles which were used as a reference to assist the Committee in designing and maintaining the Company’s compensation programs. Willis Towers Watson reviewed all methods of compensation and compared the Company’s levels and method of compensation to a selected peer group. Target total direct compensation-base salary plus target non-equity incentive compensation and bonus plus long-term incentives-under the program was below the 25th percentile of the peer group data in Fiscal 2015, the last time Willis Towers Watson conducted its review. Role of Executive Officers Of our Named Executive Officers, only the Chief Executive Officer has a role in determining executive compensation policies and programs. Within the parameters of the compensation policies established by the Executive Compensation Committee, the Chief Executive Officer makes preliminary recommendations to the Executive Compensation Committee for base salary adjustments and short-term and long-term incentive levels for the Named Executive Officers other than himself. The Chief Executive Officer may base his recommendation on a variety of factors such as his appraisal of the officer’s performance and contribution to the Company and on market data. The Chief Executive Officer does not make any recommendations with respect to his own compensation. All compensation decisions made with respect to the Company’s Named Executive Officers are made by the Executive Compensation Committee. Stock Ownership Guidelines The Board has adopted guidelines for ownership of Common Stock by executive officers to further align the interests of the Company’s executive officers with the interests of its shareholders. The amount of stock that a particular executive is required to hold is determined relative such person’s position with the Company. The guidelines provide that executives are expected to attain the following levels of stock ownership within five years of their election to the specified officer position: Position Share Ownership Chief Executive Officer, President 4 times annual base salary Chief Operating Officer 2 times annual base salary Senior Vice President 2 times annual base salary Phantom stock and stock equivalents in the nonemployee director deferred compensation plan are considered Common Stock for purposes of the guidelines, as they are essentially awarded in lieu of cash compensation for Board services. Chief Executive Officer Employment Agreement The Company entered into a new employment agreement with Christopher J. Pappas, the Company’s President and Chief Executive Officer on December 11, 2017. The employment agreement, as amended, expires on August 28, 2019, unless earlier terminated, and continues for annual renewals unless terminated by either party upon 60 days advance notice of the expiration of the initial or renewal term. The employment agreement initially provided for a base annual salary of $500,000, plus potential bonus compensation in an amount that the independent directors of the Board or an authorized committee, shall determine, in its sole discretion. At his direction, on August 1, 2018, the Board and Christopher J. Pappas agreed to reduce his fixed annual base salary to $1. Under the terms of the employment agreement, if Mr. Pappas’ employment is terminated by the Company without "cause" (as defined in the employment agreement), or by Mr. Pappas for "good reason" (as defined in the employment agreement), the Company will be obligated to pay Mr. Pappas his base salary, as well as any benefits in effect at the time of termination, until the expiration of the initial or renewal term, as applicable, of the employment agreement. Other than as specified in equity award agreements, the Company does not have any agreements with any of its other officers, directors, or employees containing provisions governing the compensation and benefits that may be paid to any such person upon termination of employment or a change in control of the Company. Compensation and the Company’s Risk Management 40

The Company believes that our compensation policies and practices for our employees are appropriately structured and do not encourage decision-making that could expose the Company to unreasonable risks of material adverse consequences. Furthermore, the Company employs a number of safeguards with respect to the compensation policies and practices designed to mitigate against excessive risk-taking by our employees. These safeguards include: benchmarking compensation to market levels; granting equity awards emphasizing long-term shareholder value creation; tying a portion of long-term incentive grants to the achievement of pre-established objectives; issuing equity awards that vest over multi-year time horizons; and maintaining stock ownership guidelines for our officers. COMPENSATION TABLES AND INFORMATION Fiscal 2018 Summary Compensation Table The table below contains information concerning annual and long-term compensation of our Named Executive Officers (each a "Named Executive Officer") for the fiscal year ended August 29, 2018. Awards granted during the beginning of fiscal 2018 relate to the earnings from the fiscal 2017 executive compensation plan. Change in Nonqualified Non-Equity Deferred Stock Option Incentive Compen- All Other awards awards Plan sation Compensation Name and Principal Position Year Salary Bonus (1) (2) (3) Compensation Earnings (4) Total Christopher J. Pappas 2018 $ 500,000 $ — $ 283,562 $ — $ — $ — $ — $ 783,562 President and Chief Executive 2017 484,008 — — — — — — 484,008 Officer K. Scott Gray 2018 342,000 — 308,050 87,500 — — — 737,550 Senior Vice President and Chief 2017 342,00033 — 127,750 82,014 — — — 551,76454 Financial Officer 7,860 7,624 Peter Tropoli 2018 400,000 — 396,062 112,500 — — — 908,562 General Counsel and Secretary 2017 388,567 — 164,248 105,448 — — — 658,263 (1) The amounts shown in the "Stock Awards" column reflect the full aggregate grant date fair value of stock-based awards granted during fiscal year end August 29, 2018, computed in accordance with FASB ASC Topic 718, determined without regard to forfeitures, as required by SEC rules, and do not reflect the actual value that may be recognized by each Named Executive Officer. Long-term equity incentive compensation is tied to relative total shareholder return performance and such amount is based upon Monte Carlo simulations. Under FASB ASC Topic 718, the vesting condition related to the total shareholder return awards is considered a market condition and not a performance condition. Accordingly, there is no grant date fair value below or in excess of the amount reflected in the table above for the Named Executive Officers that could be calculated and disclosed based on achievement of the underlying market condition. For assumptions made in the valuation of the awards in this column, see Note 16, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the year ended August 29, 2018, filed with the SEC. For a description of the grants shown in the "Stock Awards" column, see "Short-Term Equity Incentive Compensation" and "Long-Term Equity Incentive Compensation" beginning on page 3536. (2) The amounts shown in the "Options" column reflect the aggregate grant date fair value of option awards granted during fiscal year end August 29, 2018, computed in accordance with FASB ASC Topic 718, determined without regard to forfeitures, as required by SEC rules, and do not reflect the actual value that may be recognized by each Named Executive Officer. For assumptions made in the valuation of the awards in this column, see Note 16, Share-Based Compensation, to our audited financial statements included in our Annual Report on Form 10-K for the year ended August 29, 2018, filed with the SEC. (3) Perquisites and other personal benefits that did not exceed $10,000 in the aggregate for any Named Executive Officer have been excluded. 41

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The following table provides information regarding outstanding equity awards at fiscal year-end for each of our Named Executive Officers granted under the Luby's Incentive Stock Plan, as amended.

Outstanding Equity Awards at Fiscal 2018 Year End

	Option Awards					**Stock Awards**			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not
Christopher J. Pappas	50,000	N/A	N/A	3.44	11/19/2019	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	110,294(8)	225,000
K. Scott Gray	26,500	N/A	N/A	5.27	12/8/2018	N/A	N/A	N/A	N/A
	30,000	N/A	N/A	3.44	11/19/2019	N/A	N/A	N/A	N/A
	10,531	N/A	N/A	5.39	11/18/2020	N/A	N/A	N/A	N/A
	6,929	N/A	N/A	4.42	11/15/2021	N/A	N/A	N/A	N/A
	17,150	N/A	N/A	5.95	11/15/2022	N/A	N/A	N/A	N/A
	95,628	N/A	N/A	4.49	1/23/2025	N/A	N/A	N/A	N/A
	34,180	11,393(1)	N/A	4.89	11/11/2025	N/A	N/A	N/A	N/A
	24,703	24,703(2)	N/A	4.26	11/30/2026	N/A	N/A	N/A	N/A
	N/A	83,666(3)	N/A	2.82	11/30/2027	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	17,894(4)	36,504	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	20,540(5)	41,902	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	31,028(6)	63,297	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	42,892(7)	87,500
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	85,784(8)	175,000
Peter Tropoli	26,500	N/A	N/A	5.27	12/8/2018	N/A	N/A	N/A	N/A
	30,000	N/A	N/A	3.44	11/19/2019	N/A	N/A	N/A	N/A
	2,104	N/A	N/A	5.34	4/20/2021	N/A	N/A	N/A	N/A
	10,531	N/A	N/A	5.39	11/18/2020	N/A	N/A	N/A	N/A
	6,929	N/A	N/A	4.42	11/15/2021	N/A	N/A	N/A	N/A
	17,150	N/A	N/A	5.95	11/15/2022	N/A	N/A	N/A	N/A
	100,000	N/A	N/A	4.49	1/23/2025	N/A	N/A	N/A	N/A
	44,780	14,927(1)	N/A	4.89	11/11/2025	N/A	N/A	N/A	N/A
	31,762	31,761(2)	N/A	4.26	11/30/2026	N/A	N/A	N/A	N/A
	N/A	107,571(3)	N/A	2.82	11/30/2027	N/A	N/A	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	23,443(4)	47,824	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	26,408(5)	53,872	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	39,894(6)	81,384	N/A	N/A
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	55,147(7)	112,500
	N/A	N/A	N/A	N/A	N/A	N/A	N/A	110,294(8)	225,000

(1) This option vests 50% on the first anniversary of the grant date, November 15, 2015, 25% on each of the next two anniversaries.
(2) This option vests 50% on the first anniversary of the grant date, November 30, 2016, 25% on each of the next two anniversaries.
(3) This option vests 50% on the first anniversary of the grant date, November 30, 2017, 25% on each of the next two anniversaries.
(4) This award of restricted stock units vests on the third anniversary date of the grant date, November 11, 2015.
(5) This award of restricted stock units vests on the third anniversary date of the grant date, November 30, 2016.
(6) This award of restricted stock units vests on the third anniversary date of the grant date, December 8, 2017.

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(7) These awards of long-term equity incentive compensation are to be settled in the form of grants of Common Stock at the end of the Company's fiscal 2019 based on the Company’s relative total shareholder return performance over a three-year performance period. In accordance with the SEC executive compensation disclosure rules, the amounts reported in this column are based on achieving threshold vesting levels. (8) These awards of long-term equity incentive compensation are to be settled in the form of grants of Common Stock at the end of the Company's fiscal 2020 based on the Company’s relative total shareholder return performance over a three-year performance period. In accordance with the SEC executive compensation disclosure rules, the amounts reported in this column are based on achieving threshold vesting levels. (9) Market value based on closing price of $2.04 per share of Common Stock on August 29, 2018. Additional Narrative Disclosure Employment Agreement As noted above, Mr. Pappas is a party to an employment agreement with the Company that provides for severance benefits in the event Mr. Pappas’ employment is terminated by the Company without "cause" (as defined in the employment agreement), or by Mr. Pappas for "good reason" (as defined in the employment agreement). Under such circumstances, the Company will pay Mr. Pappas his base salary, as well as any benefits in effect at the time of termination, until the expiration of the initial or renewal term, as applicable, of the employment agreement. None of our other Named Executive Officers are subject to employment or severance agreements providing for termination or severance pay upon a termination of employment or a change in control of the Company. Equity Awards Grants of stock options may be exercised in the event of the termination of the grantee's employment with the Company as a result of such grantee's death or disability within the time period ending on the earlier of: (a) the date 12 months following such termination of the grantee’s employment or (b) the last day of the term of such stock option. Grants of restricted stock units will immediately vest and become unrestricted in the event of the death or disability of the grantee or a change of control of the Company. Retirement Plans We maintain a qualified 401(k) savings plan which allows participants to defer cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. The Company matches 25% of participants’ contributions made to the plan up to 6% of their salary, subject to Internal Revenue Service guidelines. 44

FINANCE AND AUDIT COMMITTEE REPORT In fulfilling its oversight responsibilities, the Finance and Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company’s audited financial statements included in the Annual Report on Form 10-K for the year ended August 29, 2018 and their judgment about the quality and appropriateness of accounting principles and financial statement presentations, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements, and major issues as to the adequacy of the Company’s internal controls. In addition, the Finance and Audit Committee discussed any matter required to be communicated under generally accepted auditing standards. The Finance and Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) regarding the independent registered public accounting firm’s communications with the Finance and Audit Committee concerning independence and has discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, professional standards, Vol. I, AV section 380), as adopted by the PCAOB in Rule 3200T. The Finance and Audit Committee also has discussed with the independent registered public accounting firm the firm’s independence from the Company and management. The Finance and Audit Committee also considered the compatibility of nonaudit services with the independent registered public accounting firm’s independence. In reliance on the reviews and discussions referred to above, the Finance and Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended August 29, 2018, for filing with the Securities and Exchange Commission. The Finance and Audit Committee appointed Grant Thornton LLP as the independent registered public accounting firm for the Company for fiscal 2018. Finance and Audit Committee Joe C. McKinney (Chair) Gerald Bodzy (Vice-Chair) Gasper Mir, III 45

OTHER MATTERS Participants in the Company’s Solicitation Under applicable SEC regulations, each of the Company’s directors and certain executive officers and other employees of the Company are deemed to be "participants" in this proxy solicitation. Please refer to the sections "Ownership of Equity Securities in the Company" and "Certain Information Regarding Participants in this Proxy Solicitation" in Annex A for information about our directors and certain of our executive officers who may be deemed to be participants in the solicitation. Except as described in this Proxy Statement, there are no agreements or understandings between the Company and any such participants relating to employment with the Company or any future transactions. Shareholder Proposals for the 2020 Annual Meeting Proposals of shareholders for inclusion in the Company’s proxy statement and form of proxy for the Company’s 2020 annual meeting of shareholders submitted pursuant to Rule 14a-8 under the Exchange Act must be received in writing by the Company at its corporate office no later than [•], 2019. The Company’s Bylaws provide that any shareholder of record may nominate a candidate for election as a director of the Company or bring any other business before an annual meeting of shareholders, so long as the shareholder gives timely notice thereof. To be timely, such notice must be delivered in writing to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of shareholders, subject to certain exceptions, and must include (1) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information with respect to each nominee as would be required to be disclosed in a proxy solicitation relating to an election of directors pursuant to Regulation 14A under the Exchange Act; (2) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Company’s Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting, and any material interest in such business of such shareholder; and (3) as to the shareholder giving the notice, (a) the name and address of such shareholder, as they appear on the Company’s books, (b) the class and number of shares of the Company which are owned beneficially and of record by such shareholder, and any derivative positions owned beneficially by such shareholder, and (c) all such other information required to be submitted by the shareholder in accordance with the Bylaws. If an exception does not apply, notice of a shareholder proposal submitted under the Company’s Bylaws will be considered timely if received no earlier than [•], 2019 and no later than [•], 2019. Solicitation of Proxies The cost of soliciting proxies will be borne by the Company. We are required by law to convene an Annual Meeting of our shareholders at which directors are elected. Because our shares are widely held, it would be impractical for our shareholders to meet physically in sufficient numbers to hold a meeting. Accordingly, proxies are solicited from our shareholders. United States federal securities laws require us to send you this Proxy Statement and specify the information required to be contained in it. This solicitation of proxies is being made by the Board of Directors of the Company and all expenses of this solicitation will be borne by the Company. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by directors, officers, and other employees of the Company who will receive no additional compensation therefore. Other than the persons described herein, no general class of employee of the Company will be employed to solicit shareholders. However, in the course of their regular duties, employees may be asked to perform clerical or ministerial tasks in furtherance of this solicitation. We have retained Morrow Sodali LLC ("Morrow") for an estimated fee of up to $[•] to assist us in the mailing, collection and administration of proxies. Morrow expects that approximately [•] of its employees will assist in the solicitation. The Company also requests brokers, nominees, and fiduciaries holding stock in their names for the benefit of others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy, and the Company will reimburse such persons for their reasonable expenses. Except as set forth in this Proxy Statement, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the proxy solicitation. The 46

Company’s aggregate expenses, including those of Morrow, related to this solicitation in excess of expenses normally spent for an annual meeting in which there is not a proxy contest are currently estimated to be approximately $[•], of which approximately $[•] has been spent to date. Reimbursement for Certain Expenses The Company requests persons such as brokers, nominees, and fiduciaries holding stock in their names for the benefit of others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy, and the Company will reimburse such persons for their reasonable expenses. Householding of Proxy Materials Under SEC rules, companies and intermediaries (such as brokers) may satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This practice, known as "householding," is intended to improve the convenience of shareholders and to reduce the Company’s printing and postage costs. A number of brokers with accountholders who are shareholders of the Company will be householding the Company’s proxy materials and, accordingly, a single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Shareholders who participate in householding will continue to receive separate proxy cards. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement, please notify your broker or call the Company at (713) 329-6808 or write the Company at Luby’s, Inc., Investor Relations, 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request householding of their communications should contact their brokers. The Company will provide without charge on the written request of any person solicited hereby a copy of the Company’s Annual Report on Form 10-K for the year ended August 29, 2018, current Finance and Audit Committee Charter, current Nominating and Corporate Governance Committee Charter, current Policy Guide on Standards of Conduct and Ethics, and Senior Officers’ Code. Written requests should be mailed to Luby’s, Inc., Investor Relations, 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. Forward-Looking Statements This Proxy Statement contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as "plan," "expect," "will," "should," "could," "anticipate," "intend," "project," "estimate," "guidance," "possible," "continue" and other similar terms and phrases, including references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to, those described in "Risk Factors" and elsewhere in the Company’s Annual Report on Form 10-K, for the year ended August 29, 2018 and subsequent filings with the SEC. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. No assurance can be given that the future results covered by the forward- looking statements will be achieved. Except as required by applicable law, all information contained herein is as of the date of this Proxy Statement, and the Company does not intend to update this information. IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY SOLICITATION MATERIALS 47

The proxy solicitation materials for the Company’s solicitation of proxies, including this Proxy Statement, are available over the Internet on our website at http://www.lubysinc.com/investors/filings. Information on our website does not constitute part of the Company’s proxy solicitation materials. WHERE YOU CAN FIND MORE INFORMATION We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. You also may obtain free copies of the documents we file with the SEC by going to our website, the address of which is http://www.lubysinc.com/investors/filings. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. Shareholders are entitled to express their views regarding the topics raised in this Proxy Statement or other matters directly to the Company through written communications sent directly to the attention of the Board, any individual director or the "non- employee directors" as a group, by written communications addressed in care of Luby’s, Inc., 13111 Northwest Freeway, Suite 600, Houston, Texas 77040. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitation firm, Morrow Sodali LLC, at: Morrow Sodali LLC 509 Madison Avenue Suite 1206 New York, NY 10022 Call Toll-Free (800) 662-5200 or E-mail: LUB@morrowsodali.com * * * * * * * * * The contents and sending of this Proxy Statement have been approved by all of the directors of the Company. Dated as of the [•] day of [•], [•]. LUBY'S, INC. /s/ CHRISTOPHER J. PAPPAS Christopher J. Pappas, President and Chief Executive Officer 48

ANNEX A CERTAIN INFORMATION REGARDING PARTICIPANTS IN THIS PROXY SOLICITATION The following tables set forth the names, present principal occupations and business addresses of our directors and nominees, and the names, present principal occupations and business addresses of our officers and employees who, under the rules of the Securities and Exchange Commission, are considered to be participants in our solicitation of proxies from our shareholders in connection with the Annual Meeting. Directors and Nominees The principal occupations and the address of the corporation or other organization in which such employment is carried on of our directors and nominees below. Name Principal Occupation Address Attorney, Law Offices of Frank 13939 Northwest Fwy, Houston, Frank Markantonis Markantonis TX 77040 13939 NW Freeway, Houston, TX Harris J. Pappas President, Pappas Restaurants, Inc. 77040-5115 Chairman of the Board 13111 Northwest Freeway, Suite Gasper Mir, III Luby’s, Inc. 600, Houston, Texas Vice Chairman, Broadway National 1177 N.E. Loop 410, San Antonio, Joe C. McKinney Bank TX 78209 President & Chief Executive Officer 13111 Northwest Freeway, Suite Christopher J. Pappas Luby’s, Inc. 600, Houston, Texas 3818 Ridgelea Drive #A, Austin, Jill Griffin Principal, Griffin Group TX 78731 3901 Charleston Street, Houston, Judith B. Craven, M.D. President, JAE & Associates, LLC TX 77021 General Counsel and Corporate 13111 Northwest Freeway, Suite Peter Tropoli Secretary, Luby’s, Inc 600, Houston, Texas President and Owner, Showcase Custom 1702 Cullen Blvd, Houston, TX Gerald Bodzy Vinyl Windows and Doors 77023 [•] [•] [•] Officers and Employees The principal occupations of our executive officers who are considered participants are set forth below. The principal occupation refers to such person’s position with the Company, and the business address for each person is c/o Luby’s, Inc., 13111 Northwest Freeway, Suite 600, Houston, Texas. Name Principal Occupation Gasper Mir, III Chairman of the Board Christopher J. Pappas President & Chief Executive Officer Peter Tropoli General Counsel and Corporate Secretary K. Scott Gray Senior Vice President & Chief Financial Officer & Treasurer Benjamin T. Coutee Chief Operating Officer 49

Information Regarding Ownership of Company Securities by Participants The amount of the Company’s securities beneficially owned by each participant is set forth in the section of this Proxy Statement entitled "Ownership of Equity Securities in the Company." Transactions in the Common Stock During the Past Two Years A list of all acquisitions and dispositions of the Common Stock made during the last two years by persons who are participants in the Company’s solicitation of proxies is found in Annex B. Other Contracts, Arrangements and Understandings with Participants On November 29, 2018, the Company and each member of the Board agreed to enter into a Voting Agreement, dated as of November 29, 2018 (each, a "Voting Agreement"), pursuant to which each such member of the Board shall vote or cause to be voted all shares of common stock of the Company beneficially owned by such member in accordance with the recommendation of the Board with respect to any proposal that may be the subject of shareholder action at the Annual Meeting, including with respect to any proposal or proposals related to the election of directors of the Board. All of the Voting Agreements contain identical terms. Each of the directors entered into the Voting Agreement in their capacity as shareholders of the Company to demonstrate their support for the Board. The impact of the Voting Agreement on this contested solicitation is that shareholders representing 36.71% of the Common Stock have agreed to vote at the Annual Meeting in accordance with the Board's recommendations as described in this Proxy Statement. This description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, a form of which is attached hereto as Annex C and is incorporated herein by reference. Except as otherwise set forth in this Proxy Statement, to the best of the Company’s knowledge: (i) none of the participants in the Company’s solicitation of proxies is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (ii) neither any of the participants nor any of their respective associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (iii) no participant knows of any arrangements, including any pledge by any person of securities of the Company or any of the Company’s parents, the operation of which may at a subsequent date result in a change in control of the Company. Beneficial Ownership of the Common Stock by Associates of Participants To the best of the Company’s knowledge, other than as set forth in this Proxy Statement, none of the participants in the Company’s solicitation of proxies has any "associates" (as defined in Rule 14a-1 under the Exchange Act) who beneficially own any shares of the Common Stock. Beneficial Ownership of Securities of the Company’s Subsidiaries To the best of the Company’s knowledge, other than as set forth in this Proxy Statement, none of the participants in the Company’s solicitation of proxies beneficially owns, directly or indirectly, any securities of any parent or subsidiary of the Company. Other Proceedings There are no material proceedings to which the participant or any of his or her associates is a party adverse to the Company or has a material interest adverse to the Company. Miscellaneous Information Concerning Participants 50

Except as described in this Proxy Statement, none of the participants (i) beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, any shares or other securities of the Company or any of the Company’s subsidiaries, (ii) owns any securities of the Company of record but not beneficially, (iii) has purchased or sold any of such securities within the past two years or (iv) is, or within the past year was, a party to any contract, arrangement or understanding with any person with respect to any such securities. No part of the purchase price or market value of any of the Company’s securities owned by any participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. Except as disclosed in this Proxy Statement, none of the participants’ associates beneficially owns, directly or indirectly, any of the Company’s securities. Other than as disclosed in this Proxy Statement, neither the Company nor any of the participants has any substantial interests, direct or indirect, by security holding or otherwise, in any matter to be acted upon pursuant to this Proxy Statement or is or has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of the Company’s securities, including, but not limited to, joint ventures, loan or option agreements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies. Other than as set forth in this the Proxy Statement, none of the Company, the participants or any of their affiliates has had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company’s last fiscal year or any currently proposed transactions, or series of similar transactions, to which the Company or any of the Company’s subsidiaries was or is to be a party in which the amount involved exceeds $120,000. Other than as set forth in this Proxy Statement, none of the Company, any of the participants or any of their affiliates has any arrangements or understandings with any person with respect to any future employment by the Company or the Company’s affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. Other than as set forth in this Proxy Statement, there are no material legal proceedings in which any of the directors or executive officers of the Company is a party adverse to the Company or any of its subsidiaries, or proceedings in which such directors or executive officers have a material interest adverse to the Company or any of its subsidiaries. Other than as set forth in this Proxy Statement, none of the Company or any of the other participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years. Our Certificate of Incorporation and the Bylaws also provide that we shall indemnify and hold harmless each person who serves at any time as a director, officer, employee or agent of the Company from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director, officer, employee or agent of the Company and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Delaware law. The rights accruing to any person under our Certificate of Incorporation and the Bylaws do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by our Certificate of Incorporation and the Bylaws. 51

ANNEX B
RECENT TRANSACTION HISTORY OF PARTICIPANTS IN THIS PROXY SOLICITATION

The following is a list of all purchases and sales of our Common Stock made during the last two years by persons who are participants in our solicitation of proxies.

Participant	Shares Acquired	Shares Disposed	Date	Description
Gasper Mir, III	0	6798	12/12/2017	Sale
	0	3,656	12/11/2017	Sale
	0	11,106	12/13/2016	Sale
	0	381	12/12/2016	Sale
Frank Markantonis	3,000	0	06/01/2017	Purchase
	3,000	0	05/31/2017	Purchase
Harris J Pappas	75,000	0	03/02/2018	Purchase
	190,000	0	08/17/2017	Purchase
	52,000	0	06/06/2017	Purchase
	75,000	0	06/05/2017	Purchase
	31,711	0	06/02/2017	Purchase
	572	0	06/01/2017	Purchase
	22,400	0	05/31/2017	Purchase
Christopher James Pappas	75,000	0	03/02/2018	Purchase
	190,000	0	08/17/2017	Purchase
	13,300	0	06/06/2017	Purchase
	72,500	0	06/05/2017	Purchase
	15,000	0	06/02/2017	Purchase
	10,489	0	06/01/2017	Purchase
Gray K. Scott	1,000	0	07/26/2017	Purchase

52

ANNEX C VOTING AGREEMENT This VOTING AGREEMENT, dated as of November 29, 2018 (this “Agreement”), is entered into by and between Luby’s, Inc., a corporation existing under the laws of Delaware (the “Company”), and the undersigned stockholder (the “Stockholder”). WITNESSETH: WHEREAS, the Stockholder is the beneficial owner of the amount of (a) shares of common stock of the Company, par value thirty-two cents ($0.32) per share (the “Common Stock”), (b) other securities of the Company entitled to vote in the election of directors of the Company, and (c) any other securities that may be convertible into, or exercisable or exchangeable for, Common Stock or other securities of the Company to the extent set forth opposite the Stockholder’s name on Schedule A. NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties agree as follows: 1. Voting of Subject Shares. Section 1.1 Voting Agreement. (a) At the Company’s 2019 annual meeting of stockholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of stockholders of the Company that may be called in lieu thereof, the “2019 Annual Meeting”), the Stockholder shall Vote or cause to be Voted all of the securities of the Company which the Stockholder beneficially owns as of the date hereof and shall be entitled to vote or cause to be voted as of the record date for such 2019 Annual Meeting (the “Subject Shares”) in accordance with the recommendation of the board of directors of the Company (the “Board”) with respect to any proposal that may be the subject of stockholder action at the 2019 Annual Meeting, including any proposal or proposals for election to the Board. (b) For purposes of this Agreement, “Voting” shall mean voting in person or by proxy in favor of or against any action, or otherwise consenting or withholding consent in respect of any action or in favor of or against any action in accordance with such procedures relating thereto, including for purposes of determining that a quorum is present. Section 1.2 Grant of Irrevocable Proxy; Appointment of Proxy. (a) FROM AND AFTER THE DATE HEREOF UNTIL THE EXPIRATION DATE, THE STOCKHOLDER, ON BEHALF OF ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY GRANTS TO, AND APPOINTS, THE COMPANY AND ANY DESIGNEE THEREOF AS THE STOCKHOLDER AND ITS AFFILIATES’ PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION), FOR AND IN THE NAME, PLACE AND STEAD OF SUCH PARTY AND ITS AFFILIATES, TO VOTE OR CAUSE TO BE VOTED (INCLUDING BY PROXY OR WRITTEN CONSENT, IF APPLICABLE) ITS AND ITS AFFILIATES’ SUBJECT SHARES IN ACCORDANCE WITH THIS AGREEMENT. (b) The Stockholder hereby represents that any proxies heretofore given in respect of securities of the Company which the Stockholder beneficially owns, if any, are revocable, and hereby revokes such proxies. (c) The Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2 is given to secure the performance of the duties of the Stockholder and its affiliates under this Agreement. The Stockholder hereby further affirms that the irrevocable proxy set forth in this Section 1.2 is coupled with an interest and, except upon the occurrence of the Expiration Date, is intended to be irrevocable. 53

2. Termination. This Agreement shall terminate upon and shall have no further force or effect upon the conclusion of the 2019 Annual Meeting (the “Expiration Date”); provided, that any termination shall not relieve any party from liability for breach of this Agreement prior to such termination. 3. Governing Law. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. [Signature Page to Follow] 54

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written. Luby’s, Inc. By: ________________________ Name: Christopher J. Pappas Title: President and CEO STOCKHOLDER: By: ________________________ Name: 55

Schedule A Number of Outstanding Number of Shares Under Options Name and Address Shares of Common Stock for Common Stock that are Other Shares of Stockholder Owned of Record Exercisable within 60 days Beneficially Owned [Stockholder] [Address] [•] [•] [•] 56

FORM OF WHITE PROXY CARD 57

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PRELIMINARY COPY - SUBJECT TO COMPLETION - DATED DECEMBER 1218, 2018 59

PRELIMINARY COPY - SUBJECT TO COMPLETION - DATED DECEMBER 18, 2018 60